SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 4 TO
                                   FORM 10-SB



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              VEGA-ATLANTIC CORPORATION
                 (Name of Small Business Issuer in its charter)

                                 State of Colorado
         (State or other jurisdiction of incorporation or organization)

                                   84-1304106
                      (I.R.S. Employer Identification No.)


                              4600 South Ulster St.
                                    Suite 240
                                Denver, CO 80237
                      (Address of Principal Executive Offices)

                                 (800) 721-0016
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.00001 PAR VALUE


FORM 10-SB/A                                           Vega-Atlantic Corporation

                                TABLE OF CONTENTS

PART I                                                                      Page

Glossary

Item 1.  Description of Business. . . . . . . . . . . . . . . . . . . . . .  3

Item 2.  Management's Discussion and Analysis or Plan of Operation. . . . .  16

Item 3.  Description of Property. . . . . . . . . . . . . . . . . . . . . .  19

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management . . . . . . . . . . . . . . . . . . . . . . . . . .  19

Item 5.  Directors, Executive Officers, Promoters and Control Persons . . .  20

Item 6.  Executive Compensation . . . . . . . . . . . . . . . . . . . . . .  21

Item 7.  Certain Relationships and Related Transactions . . . . . . . . . .  22

Item 8.  Description of Securities. . . . . . . . . . . . . . . . . . . . .  22

PART II

Item 1.  Market Price and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters . . . . . . . . . . . . . . .  26

Item 2.  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . .  27

Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure. . . . . . . . . . . . . . . .  27

Item 4.  Recent Sales of Unregistered Securities. . . . . . . . . . . . . .  27

Item 5.  Indemnification of Directors and Officers. . . . . . . . . . . . .  30

Item 6.  Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  32


PART III

Item 1.  Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . .  32

Item 2.  Description of Exhibits. . . . . . . . . . . . . . . . . . . . . .  32


FORM 10-SB/A                                           Vega-Atlantic Corporation

                                    GLOSSARY


Chain of Custody:   The complete charge and control of samples from subject
                    exploration site to testing facility by an independent party

Claim staking &
maintenance:        - Claim staking process of locating claims and placing
                    monuments on the claim
                    - Claim maintenance fulfilling the annual requirements to continue to hold claims per the correct regulations

Classic veins/lode: Narrow widths of valuable mineral within barren wall rocks

Core hole:          A hole drilled to provide a sample of rock by means of a
                    diamond impregnated bit which produces a solid cylinder of the rock being cored

Discontinuous ring: In the context used means - semi-continuous outcrops that, if connected, would form a circle

Drill hole geology: The geology of the sub-surface as determined from drill holes

Eruptive Center:    Major volcanic center

Ferrolatite:        A moderately acidic volcanic rock having a high iron
                    content.

Fire assay testing: The process whereby the gold and silver content of a rock is determined by fusion of a measured quantity of crushed rock with a flux composed primarily of lead oxide, sodium carbonate, borax, silica, flour and other chemicals and the precious metals collected in molten lead. The lead button is then oxidized in the furnace to remove the lead leaving a tiny bead of gold and silver, which is parted and weighed

Flux: In fire assay usage, flux denotes a chemical or mix of chemicals added to a charge to promote the fusing of metals

Leach analysis:     Measurement of the concentration of an element within a rock by a chemical leach procedure that is capable of selectively extracting the element in question.

Lode mining claim:  A staked mining location not exceeding 1500 ft X 600 ft where the character of the deposit is veins or lodes of quartz or other rock in place bearing gold, silver, cinnabar, lead, tin, copper, or other valuable deposits

Molten crustal &
mantle derived
materials:          A hybid melt formed by mixing melted crust with basic magma derived from the mantle of the earth

Primary vs
secondary deposits: Primary deposits of valuable minerals are those that formed by relatively deep earth processes; whereas secondary deposits are those formed at or near the earth's surface by the action oxidation, weathering and water

Proven/Measured
reserves:           - Reserves for which (a) quantity is computed from
                    dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well-established, Vega-Atlantic does not yet have reserves

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination

Quartzite:          A sedimentary rock consisting mostly of silica sand grains that have been welded together by heat and compaction

Rhyolite lava
flows:              A volcanic rock containing greater than/= 65% silica


Tenor: Grade or concentration of a valuable mineral in rock, particularly in reference to gold and silver

Unequilibrated
mineral assemblage: The occurrence of incompatible minerals in the same igneous rock

Vent area:          Location of eruptive activity


Volcanic depression/
caldera: Depression in the earth's surface caused by volcanic explosive activity and subsequent collapse

PART I

     As used in this Registration Statement, the term "Company" refers to Vega-Atlantic Corporation. The term "IGCO" refers to Intergold Corporation, a Nevada corporation. The term "INGC" refers to International Gold Corporation, the wholly owned subsidiary of Intergold Corporation.

Item 1. Description of Business.

Overview


     Vega-Atlantic Corporation was incorporated on January 28, 1987 under the laws of the State of Colorado to engage in the exploration of gold and precious metals within the United States and worldwide.


     The Company's principal executive offices are located at 4600 South Ulster St., Suite 240, Denver, Colorado 80237. Its telephone number is (800)721-0016 and its facsimile number is (800) 713-5349.


     The Company is engaged in the exploration of gold and silver within the United States and worldwide. The Company is participating in a joint venture whereby the Company owns a fifty-one percent (51%) interest in profits to be realized from the exploration of 213 unpatented lode mining claims located in Camus County, in south-central Idaho (the "Vega Property"). The Company entered into a joint venture agreement with Geneva Resources, Inc., a Nevada corporation ("Geneva"), pertaining to the joint exploration of gold and silver on the Vega Property (the "Joint Venture Agreement"). Under the terms of the Joint Venture Agreement, the Company issued 500,000 restricted shares of common stock to Geneva in exchange for the sale of a profit sharing interest. Since the venture does not own or control anything other than future profits to be realized from the exploration of the Vega Property, the issuance of the 500,000 restricted shares of common stock by the Company to Geneva has been characterized as an exchange for the sale of an interest in profits.

     The provisions of the Joint Venture Agreement provide that the Company conduct work programs on an annual basis involving exploration of the mining claims on the Vega Property in amounts commensurate with those minimum budgeted amounts mutually agreed upon between the Company and Geneva. The Company is responsible solely for contribution of all future capital as is required by the annual budgeted amounts for the further exploration of the Vega Property. Under the terms of the Joint Venture Agreement, Geneva is generally not responsible for payment of any costs or other fiscal obligations associated with the Vega Property. See "Item 1. Description of Business-Joint Venture Agreement Regarding Vega Property".

     The Company recently entered into a letter of intent regarding acquisition of Golden Cycle De Panama Inc., a corporation organized under the laws of the Republic of Panama ("Golden Cycle"), pertaining to a gold exploration and development project. Golden Cycle owns a gold concession of approximately 11.58 square miles located in the northern province of Veraguas, Conception River Area, in the Republic of Panama. As of the date of this Registration Statement, the Company has terminated discussions with Golden Cycle regarding its acquisition due to the results of the Company's due diligence. See "Item 1. Description of Business - Investment in Other Ventures".

     The Company also recently entered into a letter of intent regarding acquisition of an approximate eighty percent (80%) interest in Tun Resources, Inc., a corporation organized under the laws of British Columbia ("Tun Resources"), pertaining to a gold exploration and development project. The letter of intent represents the essential terms of the agreement between the Company and Golden Thunder Resources Ltd, a corporation organized under the laws of British Columbia ("Golden Thunder") regarding the Company's acquisition, and is binding upon the Company and Golden Thunder. Tun Resources is the major stakeholder in two gold exploration and development joint ventures in the Yunnan Province of China. See "Item 1. Description of Business-Investment in Other Ventures".


     With regards to the Vega Property, an unpatented mining claim is a parcel of federal land with respect to which there has been asserted a right of possession under the General Mining Law of 1872 for purposes of developing and extracting the minerals discovered on such property. Although title under a valid unpatented mining claim is not "legal title" in the usual sense of that term, the possessory title has been recognized by the Supreme Court of the United States as a valid property right. Only when a mining claim is patented is there an affirmative government grant pursuant to which legal title vests according to usual concepts of real property ownership. See "Item 1. Description of Business - Government Regulation".


     AS OF THE DATE OF THIS REGISTRATION STATEMENT, THE COMPANY IS IN THE EXPLORATORY STAGE AND HAS NOT DISCOVERED ANY RESERVES ON THE VEGA PROPERTY. MOREOVER, THE COMPANY HAS NOT MADE ANY PHYSICAL IMPROVEMENTS NOR CONDUCTED ANY MINING OPERATIONS ON THE VEGA PROPERTY. THE COMPANY IS IN THE EXPLORATION STAGE AND HAS NOT, AS OF THE DATE OF THIS REGISTRATION STATEMENT, GENERATED REVENUES FROM OPERATIONS.

Business Strategy Regarding Vega Property

     The Vega Property is comprised of 213 contiguous unpatented lode mining claims in Camus County, Idaho, comprising approximately 7 square miles. The Vega Property is accessible from Highway 75 by a gravel side road (Thorn Creek Reservoir Road), then turning left at the Y in the road, and traveling approximately 7 miles. All roads to the Vega Property are ungated. This site is approximately 4 miles west of Highway 75 and roughly 38 miles north of Twin Falls, a small city of approximately 28,000 people.


     The Company holds possessory title to the unpatented lode mining claims on the Vega Property, which is public land under the jurisdiction of the Shoshone District Office of the Bureau of Land Management ("BLM"). Geneva transferred the 213 unpatented lode mining claims located on the Vega Property to the Company via a quit claim on April 5, 1999. [A quit claim deed is generally defined as a "deed intended to pass any title, interest or claim that the grantor may have in the property but not warranting that such titles is valid".] All such mining claims are subject to regulation under the Federal Land Policy and Management Act of 1976 (the "Act"), and surface management is vested with the BLM for such mining claims. In general, the effect of the Act provides that such mining claims would be conclusively deemed void and forfeited in the event the Company or Geneva failed to timely pay the Federal annual mining claim maintenance fees for each assessment year. Annual Federal mining claim maintenance fees are approximately $50,000 and annual county fees are approximately $1,000 for the 213 unpatented lode mining claims comprising the Vega Property. Pursuant to the terms of the Joint Venture Agreement, the Company is responsible solely for payment of such fees.

Surface Work and Analysis


     The Vega Property lies within the Magic Reservoir eruptive center - a volcanic depression (or caldera) that has been filled with rhyolite lava flows which are dated at between five to six million years before present and known as Moonstone Rhyolite. This eruptive center occupies an area of approximately one hundred square miles. This broad region indicates that rhyolite lavas would have issued from multiple vents given the short distance that viscous rhyolite lava can flow before cooling to an immobile mass. Accordingly, management believes that certain rhyolite vent areas may be the locus for possible mineralization in this volcanic formation.

Initial Stage of Exploration.

     Pursuant to a sub-license agreement, the Company acquired from Geneva Resources, Inc. ("Geneva") the right to utilize proprietary fire and chemical assay technology and related precious metals recovery processes, developed by AuRIC Metallurgical Laboratories LLC, of Salt Lake City, Utah ("AuRIC"),to carry out assay testing and chemical leach analysis of core samples to be derived from any drilling on the Vega Property. Management of the Company deems the Proprietary Technology crucial with respect to the successful exploration of the Vega Property. As of the date of this Registration Statement, the Proprietary Technology has not been transferred from AuRIC to Geneva pursuant to certain contractual terms. Therefore, legal proceedings have been initiated regarding the validity and transfer of the Proprietary Technology. Management has temporarily suspended exploration of the Vega Property indefinitely until resolution of the legal proceedings. If, during the legal proceedings, the Proprietary Technology is proven to be valid and transferable, management intends to proceed at a future date with exploration of the Vega Property which address the following work programs.

     The Company is currently addressing possible future work programs to begin geological survey by an initial mapping of the area for exploration. Such a map will note surface features and the various types of surface rock, as well as estimations of the depth of rock formations and structural features. The Company may engage the services of a geologist, who specializes in the mapping field of work. As of the date of this Registration Statement, the Company has not entered into any contractual agreements with any geologist regarding performance of such services. See "Item 1. Description of Business - Employees and Consultants".

     The Company is also currently addressing possible future work programs involving assay testing and preliminary financial research and analysis.

     An assay test is an analysis of rock samples conducted to determine the amount of valuable material they contain. The average assay of an mineralization deposit, referred to as the tenor or grade of the mineralization , is ordinarily expressed as a percentage or in units of weight per ton. When mineralization contains more than one commercially important chemical element, each element is assayed to determine the total value of the mineralization. Moreover, when the tenor of an mineralization deposit decreases regularly or irregularly into worthless rock, numerous closely spaced assays may be needed to distinguish mineralization from undesirable impurities or waste that has no potential value.

     The width of the mineralization zone may be as important as its tenor and, hence, tenors may be expressed in "percent meters". Although the size, tenor, shape, depth and other geological characteristics of the deposit are important, nongeological factors are also equally important in the economic definition of mineralization. Nongeological factors include prices, geography, climate, availability of transportation, labor contracts, and governmental policies (especially those dealing with environmental considerations, property rights and taxation). See "Risk Factors" below.


     Management may address the commencement of a drilling program on the Vega Property. If such drilling is warranted, management intends to engage the services of a qualified assay laboratory to carry out fire assay testing and chemical leach analysis of core samples to be derived from such drilling. Management is currently addressing its requirement for the provision of such services with assay labs and independent engineering consultants regarding work programs involving assay testing and drilling.

     From inception (January 28, 1987) to December 31, 1999, the Company has spent approximately $3,208,269 (100%) of total operating expenses on research and exploration of the mining claims on the Vega Property, and associated public company management and administrative costs relating thereto. The Company has incurred approximately $72,004 on expenses paid to the BLM and $38,443 for mining claims staking and management costs. From April 1, 1998 to December 31, 1999, the Company has spent approximately $783,182 (60%) of total operating expenses on research and exploration and $2,024,852 (31%) of total operating expenses on management and administrative costs relating to the exploration of the Vega Property and public company related administration and finance.


     As of the date of this Registration Statement, the Company has not conducted any mining operations on the Vega Property, nor has the Company made any physical improvements on the Vega Property, surface or subsurface.


     The Vega Property is without known reserves, and the proposed program for the Vega Property is exploratory in nature.

     During fiscal years 1987 through 1998, the Company has not generated any revenues from operations. The Company's financial operations and movement into an operating basis are contingent, in part, on the successful exploration of the mining claims on the Vega Property, the identification and consummation of other business opportunities, and the continuing ability to generate capital financing.

Joint Venture Agreement Regarding Vega Property

     The Company owns a fifty-one percent (51%) interest in profits to be realized from the development of the 213 unpatented lode mining claims on the Vega Property. On March 28, 1998, the Company entered into a joint venture agreement with Geneva pertaining to the joint exploration of gold and silver on the Vega Property (the "Joint Venture Agreement"). Subsequent to the Joint Venture Agreement, Geneva transferred title to the mining claims located on the Vega Property via quitclaim deed to the Company. Under the terms of the Joint Venture Agreement, the Company issued 500,000 shares of its restricted Common Stock to Geneva in exchange for the purchase of a future profit sharing interest in profits.

     The terms of the Joint Venture Agreement provide that the Company conductwork programs involving exploration of the mining claims on the Vega Property in amounts commensurate with the adopted minimum annual budget totals mutually agreed upon between the Company and Geneva. Management of the Company is solely responsible for compilation of the annual budget. As of the date of this Registration Statement, and assuming successful transfer of the Proprietary Technology, a twelve-month budget for the Vega Property is proposed in the amount of $250,000, of which substantially all is subject to financing. Management of the Company has designed this budget to fund the work programs for the Vega Property through preliminary exploration stage and will cover the following major areas of activity:

     o    Claim Maintenance
     o    Regional Exploratory Drilling and Assay
     o    Preliminary Geological/Environmental Study and Consulting Reports
     o    Site Survey and Geological Mapping

     The Company is responsible solely for the payment of such annual obligations and for all project funding. In the event the Company fails to make such annual required contributions, the terms and provisions of the Joint Venture Agreement provide that Geneva may advance such amount on behalf of the Company and deem such advanced amount as a demand loan bearing interest from the date of the advance. Any subsequent failure by the Company to repay such loan upon demand will be considered a default and grant Geneva a lien upon the Company's future profit sharing interest as a security interest. Moreover, if the Company's interest is reduced to less than 40% by its potential incapacity to fund the approved minimum annual budget, Geneva may exercise its rights to assume the operational role of the Vega Property.

     The Company is solely responsible for the planned exploration of the Vega Property. Geneva's duties and obligations are primarily limited to providing to the Company the proprietary fire and chemical assay technology and related precious metals recovery processes, in accordance with the terms and provisions of a sub-license agreement between the Company and Geneva. See " - Employees and Consultants."

     In accordance with the terms of the Joint Venture Agreement, the Company will receive eighty percent (80%) of all net profits realized from the joint venture until its invested capital is repaid, and Geneva will receive twenty percent (20%) of all net profits. After the invested capital of the Company has been repatriated, the Company will then receive fifty-one percent (51%) of the net profits realized from the joint venture and Geneva will retain forty-nine percent (49%) of the net profits realized from the joint venture. Under the terms of the Joint Venture Agreement, Geneva is not responsible for payment of any costs of obligations associated with the Vega Property. See "Item 7. Certain Relationships and Related Transactions".

Costs and Effects of Compliance with Environmental Laws Regarding the Vega Property


     At the appropriate point in the exploration process, it is anticipated that a qualified consulting company will be retained to perform environmental studies, reports, required governmental submissions, and provide environmental cost estimates for the future development of the Vega Property in order to ensure that the Company complies with all environmental laws. As of the date of this Registration Statement, the Company cannot reasonably estimate the costs and effects of compliance with environmental laws due to the preliminary nature of the exploration of the Vega Property. Moreover, the Company does not know if such costs will be material to its business. The Company is currently in compliance with environmental laws for the current state of its exploration of the Vega Property.

     The Company expects that no costs relating to environmental compliance will be incurred before June 2000 (although such estimate is preliminary and requires verification commensurate with future stages of development of the Vega Property). The Company may be in a position, however, to incur such costs at each stage of exploration. Anticipation of the timing of incurring such costs in the future is dependent on the outcome of detailed assay information pertaining to an exploratory drilling program. Moreover, future costs of compliance with environmental laws are also dependent on the nature and impact of future unknown events and the outcome of development not yet conducted.

Investment in Other Ventures


     As of the date of this Registration Statement, management has identified other business opportunities that it plans to pursue pertaining to the exploration of gold and silver. Management intends to continue its search for business opportunities in any geographical area involving the exploration of gold and silver.

Golden Cycle

     On November 11, 1999, the Company entered into a letter of intent with Golden Cycle De Panama Inc., a corporation organized under the laws of the Republic of Panama ("Golden Cycle") regarding acquisition of one hundred percent (100%) of the issued and outstanding shares of common stock of Golden Cycle (the "Letter of Intent"). Golden Cycle owns a gold concession consisting of approximately 11.58 square miles in the northern province of Veraguas, Conception River Area, in the Republic of Panama. Based upon historical research and production history, which includes the existence of two abandoned hard rock gold mines on the concession and current and/or prior mining activities on the concession consisting of the development of small scale alluvial recovery operations and the extraction of gold through crude manual means by hand miners, management of the Company believes that the concession contains both hard rock and alluvial gold production.

     The terms of the Letter of Intent provide that, in exchange for one hundred percent (100%) of the issued and outstanding shares of common stock of Golden Cycle, the Company would (i) pay $100,000 to Golden Cycle, (ii) issue 200,000 shares of its restricted common stock to Golden Cycle, and (iii) pay for the duration of time that the concession is in production either a six percent (6%) monthly royalty on gross proceeds realized from all alluvial based mining conducted on the concession or an annual payment of $25,000. The provisions of the Letter of Intent further provide that as a pre-condition to closing such acquisition and the consummation of a definitive final agreement, (i) the Company conduct to its satisfaction due diligence required for assessment purposes on both hard rock and alluvial based aspects of the concession, (ii) the Company receives confirmation that Golden Cycle has complied with all tax and regulatory filings, (iii) necessary approvals regarding the transaction are obtained as may be required including shareholder approval, and (iv) delivery of financial statements from Golden Cycle, including an inventory of all unencumbered assets and reflecting no liabilities.

     The provisions of the Letter of Intent further provide that a formal agreement encompassing the terms and conditions of the Letter of Intent be entered into between the Company and Golden Cycle, subject to the outcome of the due diligence conducted by the Company. As of the date of this Registration Statement, management does not consider Golden Cycle a probable acquisition and has terminated discussions with Golden Cycle regarding its acquisition based upon the results of the Company's due diligence. The Company's due diligence has resulted in the determination that Golden Cycle is not able to produce adequate corporate books and records, audited financial statements nor other requested documentation. However, in the event Golden Cycle is able to produce in the future such documentation and any other documentation the Company requires, management believes that there is a possibility discussions and negotiations between the Company and Golden Cycle may resume.

     In the event all such documentation is provided to the Company by Golden Cycle and upon consummation of a definitive agreement, management intends to conduct detailed historic research in conjunction with the prior geological and engineering research to initiate an exploration program on placer and hard rock gold occurrences. Management anticipates that initial exploration in the hard rock areas will commence with the existing but dormant gold mines and exploration of the alluvial prospects for their maximum potential will follow.

Tun Resources

     On January 12, 2000, the Company entered into a letter of intent with Golden Thunder Resources Ltd. ("Golden Thunder") to purchase from Golden Thunder approximately eighty percent (80%) of the issued and outstanding shares of common stock of Tun Resources Inc., a Canadian corporation ("Tun Resources"), with an option to purchase the remaining twenty percent (20%) of the issued and outstanding shares of Tun Resources (the "Letter Agreement"). Tun Resources is the major stakeholder in two gold exploration and development joint ventures in the Yunnan Province of China. Tun Resources owns an approximate eighty-two percent (82%) joint venture interest in the Yuntong Project, which consists of a gold concession comprising approximately 30 square kilometers. Tun Resources also owns an approximate eighty percent (80%) joint venture interest in the Lutong Project, which consists of a gold concession comprising approximately 100 square kilometers in the same province.

     The terms of the Letter Agreement provide that the Company will (i) pay $1,180,000 and issue 1,600,000 shares of its restricted common stock to Golden Thunder in exchange for the approximate eighty percent (80%) of the issued and outstanding shares of common stock of Tun Resources and option to purchase the remaining twenty percent (20%), and (ii) be solely responsible for the funding of Tun Resources and its joint ventures. The provisions of the Letter Agreement further provide that as a precondition to closing such acquisition, (i) the Company may conduct due diligence investigations and be satisfied with the results of its due diligence investigations which include, but are not limited to, confirmation of title, status and ownership of the joint venture interests owned by Tun Resources and compliance with tax and applicable regulatory filings, (ii) Golden Thunder may conduct due diligence investigations and be satisfied with the results of its due diligence investigations regarding the Company, and (iii) necessary approvals regarding the transaction are obtained as may be required from shareholders, the Canadian Venture Exchange, and/or other regulatory and statutory authorities.

     The provisions of the Letter Agreement further provide that the Company and Golden Thunder agree that the Letter Agreement incorporates all of the essential terms of their agreement, is binding upon the Company and Golden Thunder, and that the Company and Golden Thunder may negotiate prior to execution of a formal agreement such further terms and conditions that are reasonably necessary to carry out and give effect to the terms and provisions of the Letter Agreement.

     As of the date of this Registration Statement, the Company has substantially completed its due diligence investigation to its satisfaction, and is engaged in final negotiations with Golden Thunder regarding the terms and provisions of the formal agreement among the Company, Golden Thunder and Tun Resources. Management contemplates that execution of the formal agreement and consummation of the acquisition will be completed by approximately April 30, 2000.


     From approximately October 1, 1999 to the date of this Registration Statement, the Company has spend approximately $60,000 of total operating expenses on research and administrative costs relating to the proposed acquisition of Golden Cycle and Tun Resources. Management believes that a substantial portion of funding required for its commitments relating to the proposed acquisitions will be made pursuant to a series of future private placement offerings. The Company's financial operations and movement into an operating basis are contingent, in part, on its ability to develop new large-scale gold exploration and development projects in a cost-effective manner, including Golden Cycle and Tun Resources.

Competition

     The Company is aware of direct competition by major and independent mining companies for its planned business of exploration of gold and silver, and assumes that potential long-term competition will develop. Such potential competitors may have more experience and greater technical, financial and marketing resources than the Company to, among others, (i) increase magnitude of mineralized zones; (ii) develop new mining techniques to extract ores from uneconomic rock, and (iii) improve geophysical techniques and geochemical prospecting.

     Moreover, in the event reserves are located on the Vega Property, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of certain methods of production may change. In order to successfully compete with other mining companies, the Company may be required to make substantial expenditures relating to methods (i) establishing proven and probable reserves through drilling, (ii) determining metallurgical processes to extract the ores, and (iii) constructing mining and processing facilities.

Employees and Consultants

     As of the date of this Registration Statement, the Company does not employ any persons on a full-time or on a part-time basis. All services for the Company are provided either by verbal commitment, contract, work orders or letter agreements on an "as needed" basis. Generally, any services provided to the Company relating to the Vega Property will be pursuant to verbal commitments, valued at less than $10,000, and include staking, drill hole survey and flagging, geological, obtainment of water for drilling, aerial photograph, volcanist work, core cutting and general labor. The following lists and describes certain services performed for the Company. See "Item 5. Directors, Executive Officers, Promoters and Control Persons".

     (i) The Company and Geneva Resources, Inc. of Nevada ("Geneva") entered into a technology sub-license agreement dated March 18, 1999 (the "Sub-License Agreement"). Pursuant to the Sub-License Agreement, the Company has acquired from Geneva a sub-license to utilize AuRIC's proprietary fire and chemical assay technology and related precious metals recovery processes to carry out assay testing and chemical leach analysis of core samples to be derived from any subsequent drilling on the Vega Property developed by AuRIC Metallurgical Laboratories, Inc. of Salt Lake City, Utah ("AuRIC"). Pursuant to the terms of the Sub-License Agreement, the minimum time period for access by the Company to such proprietary information is forty (40) years. Thereafter, so long as the Company continues to operate under the sub-licenses granted to it under the Sub-License Agreement by actively engaging in the use of the precious metals recovery process, the Company will continue to have access to such proprietary information. As of the date of this Registration Statement, Geneva does not perform any services on behalf of the Company other than those duties and obligations set forth in the Sub-License Agreement in the Joint Venture Agreement.

     (ii) The Company entered into a contract dated April 1, 1999 with Investor Communications International, Inc. ("ICI") whereby ICI will perform a wide range of management, administrative, financial, marketing, and public company operational services for a two-year period. Such services will include, but are not limited to the following: (i) international business relations and strategy development, (ii) investor relations, (iii) press release and public information disclosure, (iv) corporate public relations and information distribution, (v) media liaison, (vi) shareholder liaison, (vii) business planning, capital and operating budgeting, (viii) general financial services including banking, bookkeeping and preparation of financial statements, (ix) creation of annual reports, (x) auditor and legal liaison, and (xi) general record keeping and documentation.


     On September 27, 1999, however, International Gold Corporation, a Nevada corporation ("INGC") and Geneva initiated legal proceedings against AuRIC by filing a complaint in the District Court of the Third Judicial District for Salt Lake City, State of Utah. The complaint alleges breach of contract of: (i) the Agreement of Services dated March 18, 1999 whereby AuRIC agreed to perform certain services, including the development of proprietary techniques relating to fire and chemical assay analysis techniques and metallurgical extraction procedures developed specifically for mining claims located on properties of INGC, and (ii) the Technology License Agreement dated March 17, 1999 whereby AuRIC agreed to supply the proprietary technology to Geneva and grant to Geneva the right to sub-license the proprietary technology. The damages sought are alleged to exceed $10,000,000 and stem from reliance on assays and representations made by AuRIC.

     On October 8, 1999, INGC and Geneva filed an amended complaint in the District Court of the Third Judicial District for Salt Lake City, State of Utah. The amended complaint increased detail regarding the alleged breaches of contract and increased causes of action against AuRIC, and extended the scope of the proceedings to include Dames and Moore, an internationally recognized engineering and consulting firm, and certain individuals involved. See "Item 2. Management's Discussion and Analysis or Plan of Operation".


     Pursuant to the Sub-License Agreement, the Company acquired from Geneva the right to utilize AuRIC's proprietary fire and chemical assay technology and related precious metals recovery processes to carry out assay testing and chemical leach analysis of core samples to be derived from any subsequent drilling on the Vega Property (the "Proprietary Technology"). Management deemed the Proprietary Technology crucial with respect to successful exploration of the Vega Property. The legal proceedings between INGC/Geneva and AuRIC/Dames & Moore stem primarily from the inability of AuRIC and Dames & Moore to transfer the Proprietary Technology to an independent source. As of the date of this Registration Statement, the transfer of the Proprietary Technology is in question, and may never be transferred depending on the outcome of the legal proceedings.

     Management believes that the legal proceedings will prove that the Proprietary Technology is either valid or invalid. If the Proprietary Technology is proven to be invalid, then INGC/Geneva may receive damages from AuRIC and Dames & Moore. Geneva's damages result primarily from its inability to transfer the Proprietary Technology to the Company in accordance with the provisions of the Sub-License Agreement. Management believes that the Company may, under these circumstances, receive recompensation for the remuneration provided to Geneva under the Sub-License Agreement.

     If, during the legal proceedings, the Proprietary Technology is proven to be valid, then the Company will ultimate receive from Geneva its contractual benefits under the Sub-License Agreement and proceed with exploration of the Vega Property at a future date.


Patents, Licenses, Trademarks, Concessions and Royalty Agreements

     The Company has no patents, trademarks, licenses, franchises, concessions or royalty agreements that are material to its business as a whole, other than the Company's Sub-License Agreement with Geneva for technology.

Government Regulation


     General. The Company's business operations regarding the Vega Property are subject to substantial governmental regulation including federal, state and local laws concerning, but not limited to, such factors as safety, land use and environmental protection. The Company must also comply with local, state and federal requirements regarding exploration and drilling operations, public safety, air quality, water pollution, reclamation, solid waste, hazardous waste and wildlife protection, as well as laws protecting the rights of other property owners and the public. The Company must also obtain and comply with local, state and federal permits, including waste discharge requirements, other environmental permits, use permits, plans of operation and other authorizations. Although the Company intends to fully comply with all such laws, regulations and requirements, failure to do so would have a materially adverse effect on the Company including substantial penalties, fees and expenses, and could result in significant delays in the Company's operations or a potential shutdown of some of the operations. Amendments to current laws and regulations governing operations and activities of an exploration, development and mining company or more stringent implementation of such laws are actively considered at all times and could have a material adverse impact on the Company. There can be no assurance that future changes in existing laws or new legislation will not limit or adversely impact the Company's business operations.

     Moreover, proposed business operations of the Company in the Republic of Panama, China or other foreign countries would be subject to regulation under the laws of the respective foreign country. Management believes that such laws continue to develop in most foreign countries. Generally such existing laws, but not regulatory procedures, may be well established in such foreign countries. Therefore, regulations may be adopted in the future in the respective foreign countries that may result in high costs and project delays.


     Mining Claims. The Vega Property is located on federal lands, managed by the Bureau of Land Management (the "BLM"). Title to mineral interests on such land is usually less certain than is the case with privately owned property, and activity on such land is usually subject to more stringent controls than is the case with privately owned property. The following is a description of mining claims on federal land and the requirements established by law which must be met to obtain or keep a valid mining claim.


     An unpatented mining claim is a parcel of federal land with respect to which there has been asserted a right of possession under the General Mining Law of 1872 for purposes of developing and extracting the minerals discovered on such property. The possessory rights which represent title under any valid unpatented mining claim do not arise by any instrument of grant from the United States or out of any action by any officer or agency of the federal government or any state government. Instead, the possessory title arises as a matter of law out of the performance by the locator(s) of certain acts in compliance with the requirements of federal and state law. Such acts may generally include, at a minimum, (i) performance of development work to determine if claimed mineral deposit is economically recoverable, (ii) filing of a patent application for title to surface and mineral rights, and (iii) ongoing payment of annual federal and/or state fees. Such possessory title, when validly initiated and maintained, endures unless lost through abandonment or through a forfeiture, which may result from failure to comply with filing and recording requirements or a default with respect to performance.


     Although title under a valid unpatented mining claim is not "legal title" in the usual sense of that term, the possessory title has been recognized by the Supreme Court of the United States as a valid property right. Only when a mining claim is patented is there an affirmative government grant pursuant to which legal title vests according to usual concepts of real property ownership.

     Lode claims are a class of mining claims. Lode claims relate to a primary Mineralization deposit located within definite boundaries including classic veins or lodes.


     In order to maintain a valid unpatented mining claim, it is necessary to pay BLM and county levies for such claims on an annual basis. Failure to pay such levies for any year may subject the claim to possible title relocation by third parties and argument by the federal government that the claim is invalid.

     In general, in order for a mining claim to be eligible for patent, there must be discovery of a valuable mineral deposit. The general standard for determination of existence of a valuable mineral deposit is whether it is economically viable to mine and extract. If such a discovery has been made, the owners of the claim may institute patent proceedings with respect to the claim in the BLM land office for the state in which the land is located. After the application for patent is filed, it is subject to challenge, protest or contest by the government or third parties on any ground tending to show that the applicant has failed to comply with legal requirements for valid mineral entry or to challenge by adverse claimants. Contests by the government are generally resolved through administrative proceedings; adverse claims by other claimants are usually resolved by judicial proceedings. If the contest or adverse claim is sustained, the application for patent would be denied.

     The Company has acquired the right to explore for minerals on unpatented claims on the Vega Property through its joint venture agreement with Geneva, and until such time as patent applications are filed and granted, the claims may be subject to challenge. The challenge of unpatented mining claims by private individuals or entities or various agencies of the federal government is not uncommon.

Risk Factors Relating to the Business of the Company

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.


     Lack of Substantial Operating History and Revenues.
     ---------------------------------------------------
     The Company is in the exploratory stage, and has no substantial history of operations. Therefore, the Company does not have any prior financial results upon which an assessment of the Company's potential for success may be based. Accordingly, the success of the Company is dependent, in part, on management's ability to continue financing the research and exploration programs for the Vega Property in order to quantify the magnitude of the mineralized zone and, ultimately, if warranted, the drilling, assay, metallurgical and geostatistical studies to define a commercially viable recovery process. The success of the Company is also dependent, in part, on management's ability to develop new large-scale gold and silver exploration projects in a cost-effective manner. The Company faces all of the risks specifically inherent in the type of business in which the Company engages. There can be no assurance that a commercially viable recovery process will be defined or engaged on the Vega Property, that the Company will be successful at identifying and developing major new gold projects in the future, including Golden Cycle and Tun Resources, or that the Company will be able to operate successfully or profitably. In addition, the Company faces substantial uncertainties related to remote locations of gold and silver exploration and development in either the Republic of Panama, China or other foreign countries.

     Highly Speculative Nature of Mineral Acquisition and Exploration.
     -----------------------------------------------------------------
Exploration for minerals is highly speculative, even when conducted on properties which are believed to contain significant deposits of minerals. Overall, most exploration projects undertaken do not result in the discovery of commercially minable deposits of mineralization. The financial success of the Company may depend to a large extent upon the ability of the Company to find third parties to successfully mine the Vega Property. The total amount required in order to develop a mineral deposit and place it into commercial production including, in some cases, the construction and operation of milling or refining facilities is significantly greater than the cost of exploration. It is possible that any reserves discovered by the Company on the Vega Property may not exist in sufficient quantities to justify the expense of development and production.

     Uncertainty of Title to Mining Claims.
     --------------------------------------
     The Company's unpatented lode mining claims located on the Vega Property are on federal land. It should be understood that there is a degree of uncertainty with respect to the validity of any unpatented mining claim. Title problems could impair the Company's ability to conduct mining activities and potentially negate what might otherwise constitute encouraging results from exploration or prevent the Company from acquiring any interest in minerals discovered as a result of its exploration. See "Government Regulation".

     Potential Foreign Operations in Panama.
     ---------------------------------------
     In the event Golden Cycle is able to produce documentation that is satisfactory to the Company with respect to its due diligence and there is consummation of the acquisition of Golden Cycle, approximately 15% of the Company's business operations will be located in the Republic of Panama. Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries, including foreign exchange controls and currency fluctuations (although U.S. currency is utilized in Panama), potential future limitations on repatriation of earnings, foreign taxation, uncertainty in the current or future legal system and policies of Panama, including negotiation or nullification of existing licenses or other contracts, labor disputes and uncertain political and economic environments as well as risks of war and civil disturbances or other risks which could cause business interruptions, restrict the movement of funds or result in the deprivation or loss of contract rights. There is the additional risk that the change of control of the Panama Canal from the United States to Panama may have unforeseen economic or political effects for the Republic of Panama and its governmental administration Certain risks of foreign operations can be offset by insurance coverage. The Company has not obtained political risk insurance coverage for its proposed equity investment in the Republic of Panama.

     Foreign Operations in China.
     ----------------------------
     Following consummation of the acquisition of Tun Resources, approximately 80% of the Company's business operations will be located in the Yunnan Province of the People's Republic of China. Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries, including foreign exchange controls and currency fluctuations in the event that Chinese currency becomes more valuable than the U.S. currency, potential future limitations on repatriation of earnings if current policies are changed by the government of China, foreign investment taxation, changes in the current policies for joint venture investments, uncertainty in the current or future legal system and policies of China, including negotiation or nullification of existing licenses, mining permits, joint venture administration rule, or other contracts, labor disputes and uncertain political and economic environments as well as risks of war with Taiwan or other civil disturbances, or other risks which would cause business interruptions, restrict movement of funds or result in the deprivation or loss of contract right. Certain risks of foreign operations can be offset by insurance coverage. The Company has not obtained political risk insurance coverage for its potential equity investment in the People's Republic of China.

     Dependence on Key Personnel.
     ----------------------------
     The Company is in the exploratory stages with no substantial prior operating history. The success of the Company will depend to a significant extent upon the efforts and abilities of its directors/officers, Messrs. Atkins, Bowles and Ackerman, and contractors. Therefore, the loss of the Company's officers/directors or any of its contractors could be detrimental to the operations of the Company. The Company has not entered into any long-term employment agreements with nor has it purchased "key man" life insurance for Messrs. Atkins, Bowles and Ackerman.

     Messrs Atkins, Bowles and Ackerman may engage in other businesses for their own accounts. Messrs. Atkins, Bowles and Ackerman will each devote such time to the affairs of the Company as they respectively deem necessary.

     Limited Mining Industry Experience.
     -----------------------------------
     Messrs. Atkins and Ackerman have limited experience in mining and mineral exploration and analysis. However, both Mr. Atkins and Mr. Ackerman have considerable experience in the development, management and finance of start-up companies. Moreover, Mr. Bowles has experience in mining and mineral exploration and analysis, and management anticipates that certain future contractors of the Company will have considerable experience in mining and mineral exploration and analysis upon which the Company will rely upon in the future. See "Item 1. Description of Business - Management's Discussion and Analysis or Plan of Operation".

     Dependence on Existing Contractual Relations.
     ---------------------------------------------
     The Company's success may depend on the continued existence of favorable contractual relations with Geneva. The Company's operations would be materially and adversely affected by the failure of the Company to fulfill its obligations and duties pursuant to the terms of the Joint Venture Agreement, which include establishment of the work programs within the annual budgeted amounts and contribution of all future capital requirements for the further exploration and mining operation costs of the claims on the Vega Property. The Company is responsible solely for payment of these obligations under the Joint Venture Agreement and there is no assurance that the Company will meet and continue to meet such obligations through fiscal year ending March 31, 2000. Moreover, there is no assurance that favorable contractual relations will continue with Geneva and, if so, that they will be in the best interests of the Company.

     Need for Additional Financing.
     ------------------------------
     The Company's business activities will be designed to explore the Vega Property and consummate the acquisition of Golden Cycle and Tun Resources. If mineralization does exist on the Vega Property in commercially minable quantities and the acquisitions of Golden Cycle and Tun Resources are consummated, substantial additional financing may be needed to fund further evaluation work and mining processes on the Vega Property and the Company's financial commitments pursuant to the proposed terms of the acquisitions. The Company may not have sufficient funds to cover such expenses and, therefore, substantial additional funds will be required. The Company will attempt to raise such funds from future advances and additional offerings of shares of stock, however, there can be no assurance that the Company will be successful in raising additional capital. If the Company is not successful in obtaining additional funds, the Company may resort to cost-sharing arrangements and could be required to give up a significant portion of its interest in the Vega Property.

     General Conflicts of Interest.
     ------------------------------
     Messrs. Atkins, Bowles and Ackerman may engage in other business interests for their own account in which they may devote a certain amount of their attention. As a result, there may be potential conflicts of interest including, among other things, time, effort and corporate opportunity, which may result from participation by either Mr. Atkins, Mr. Bowles or Mr. Ackerman in potentially competing business ventures. Such conflicts can be resolved through the exercise by the individual of judgment consistent with his fiduciary duties to the Company. Messrs. Atkins, Bowles and Ackerman intend to resolve such conflicts in the best interests of the Company. Moreover, Messrs. Atkins, Bowles and Ackerman will each devote their time to the Company as they respectively deem necessary.

     Future Sales of Common Stock.
     -----------------------------
     As of the date of this Registration Statement, the Company has 19,646,000 shares of its Common Stock issued and outstanding. Of the 19,646,000 of the Company's current outstanding shares of Common Stock, 15,830,500 shares are free trading and 3,815,500 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three month-period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.

     Volatility of Stock Price.
     --------------------------
     The markets for equity securities have been volatile and the price of the Company's Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general trends, changes in the supply and demand for the Company's shares, the price of gold or silver, and other factors.

     Broker-Dealer Sales of the Company's Shares.
     --------------------------------------------
     It is likely that the common shares of the Company will be defined as "penny stocks" under the Securities Exchange Act of 1934, as amended (the "Exchange Act") until the Company's common shares are quoted on the NASDAQ system operated by the National Association of Securities Dealers, Inc. or listed on a national securities exchange. The Exchange Act and such penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse)) or in transactions not recommended by the broker-dealer.


     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

General Risks of the Mining Industry


     Nature of Mineral Exploration and Development.
     ----------------------------------------------
     The business of exploring for and developing mineral deposits is highly speculative and involves greater risks than many other businesses. Mineral properties, including those which may have encouraging exploratory results, may not lend themselves to engineering, geological or other recognized appraisal procedure, or mining. The Company's operations will be subject to all of the operating hazards and risks normally incident to exploring or developing mineral properties, such as encountering unusual or unexpected geologic faults or conditions, periodic interruptions due to inclement weather conditions and environmental constraints. The Company intends to carry liability insurance on an as needed basis covering the Company's activities and properties. However, there can be no assurance that such insurance will protect the Company from significant loss or liability. In the event the Company should sustain an uninsured loss or liability, its ability to operate may be materially adversely affected.

     Availability of Water.
     ----------------------
     Water is usually required in all phases of the exploration of mineral properties. It is used in certain activities in which the Company is or maybe involved, such as exploratory drilling and testing. There can be no assurance that sufficient water will be available or continue to be available or that necessary water rights will be granted by regulatory authorities or obtained from private sources. All water disposal or discharge, if any, will be subject to regulation pursuant to federal, state and local water quality standards. If sufficient water is not available or if the cost of complying with water quality regulations is too high, large scale exploration of the Vega Property may become economically unfeasible and adversely affect the value of such properties.

     Fluctuation in and Regulation of Prices for Precious Metals.
     ------------------------------------------------------------
     If gold or silver are recoverable on the Vega Property, the success of the Company will depend to a degree on the price which may be realized upon the sale of such metals. The prices of gold and silver, as well as other precious metals, have been quite volatile. For example, at the time the United States government began allowing its citizens to hold gold in 1970, the price of gold was $35.00 per Troy ounce. The price has been as high as $875.00 per ounce and as low as $125.00 per ounce since that date. As of March 31, 2000, the New York spot price for gold was bid at $278.40 per ounce and offered at $279.40 per ounce. Among other factors affecting the price of gold are (i) the supply of and demand for gold, (ii) world economic conditions, (iii) the confidence or lack of confidence in various mediums of exchange (including the dollar), and (iv) governmental regulation. Although the price of gold and silver have fluctuated substantially over the years, the costs of exploration and development have also increased. It can be expected that such costs will continue to rise in accordance with inflationary trends, while there is no assurance that gold and silver prices will rise proportionately or remain at current levels.


Item 2. Management's Discussion and Analysis or Plan of Operation.

Results of Operation

For Fiscal Year Ended March 31, 1999 compared with Fiscal Year Ended March 31, 1998

     The Company's net losses for fiscal year ended March 31, 1999 were approximately $1,213,701 compared to a net loss of approximately $712,457 for fiscal year ended March 31, 1998. During both fiscal years ended March 31, 1999 and 1998, respectively, the Company recorded no income.


     During fiscal year ended March 31, 1999, the Company recorded operating expenses of $1,180,597 compared to $712,458 of operating expenses recorded during fiscal year ended March 31, 1998. The increase in operating expenses during fiscal year ended March 31, 1999 was primarily due to the expensing of $783,182 the Company paid pursuant to the Sub-License Agreement as research and development and payment of claims maintenance fees in the amount of $50,704.

     Overhead and administration expenses decreased approximately $313,000 during fiscal year ended March 31, 1999 compared to fiscal year ended March 31, 1998; mining claims staking and management expenses also decreased approximately $11,432. Approximately $300,000 was incurred as overhead and administrative expenses during fiscal year ended March 31, 1999 as compared to $613,000 incurred in the fiscal year ended March 31, 1998. Of the $300,000 incurred as overhead and administrative expenses, approximately $300,000 was paid to Amerocan Marketing Inc. ("Amerocan") for amounts due and owing for services rendered including, but not limited to, financial, administrative, and metals exploration management. The consulting services and management arrangement with Amerocan commenced on April 1, 1998 and terminated on March 31, 1999.


Six Month Period Ended September 30, 1999 compared to September 30, 1998

     For the six-month period ended September 30, 1999, the Company recorded a net loss of $498,111 compared to a net loss of $253,190 in the corresponding period of 1998. During the six-month period ended September 30, 1999 and September 30, 1998, the Company recorded no income.

     During the six-month period ended September 30, 1999, the Company recorded operating expenses of $445,382 compared to $240,797 of operating expenses recorded in the same period for 1998. Overhead and administration expenses increased approximately $240,585 in the six-month period ended September 30, 1999 compared to six-month period ended September 30, 1998. This increase resulted primarily from the increasing scale and scope of the overall exploration and business activity. Of the $412,035 incurred as overhead and administration expenses, no funds were paid to ICI for services rendered. ICI provided net loans to the Company of $426,135 during the six month period ended September 30, 1999. The consulting services and management agreement with ICI commenced on April 1, 1999 and will terminate on March 31, 2001.

Liquidity and Capital Resources

For fiscal year ended March 31, 1999 and 1998

     As of March 31, 1999, the Company's current assets were $404 and its current liabilities were $857,452. As of March 31, 1999, the current liabilities exceeded current assets by $857,048. As of March 31, 1998, the Company's current assets were $1,284 and its current liabilities were $165,472. As of March 31, 1998, the current liabilities exceeded current assets by $164,188.


     The increase in current liabilities in fiscal year ended March 31, 1999 was due primarily to notes payable to AuRIC and Geneva pursuant to the Sub License Agreement and advances in the approximate amount of $197,492 from related parties. During fiscal year ended March 31, 1999, such advances increased by approximately $114,800 from $82,692 as of fiscal year ended March 31, 1998 compared to $197,492 for fiscal year ended March 31, 1999. Advances received during fiscal year ended March 31, 1999 were from the entities and in the amounts as follows: (i) $140,918 from Tristar Financial Services, Inc., (ii) $10,400 from Investor Communications International, Inc., and (iii) $32,710 from Amerocan Marketing, Inc.


     Stockholders' equity (deficit) decreased from ($164,188) for fiscal year ended March 31, 1998 to ($857,048) for the fiscal year ended March 31, 1999. To provide capital, the Company sold stock in private placement offerings, issued stock in exchange for debts of the Company or received advances from related parties. See "Part II. Item 4. Recent Sales of Unregistered Securities".

Six Month Period Ended September 30, 1999


     As of the six-month period ended September 30, 1999, the Company's total assets were $790. As of the six-month period ended September 30, 1999, the Company's total liabilities were $1,355,949. This increase from fiscal year ended March 31, 1999 is due primarily to an increase in advances received from related parties. During the six-month period ended September 30, 1999, such advances were made from the entities and in the amounts as follows: (i) $3,000 from Tristar Financial Services, Inc. (ii) $426,135 from Investor Communications International, Inc., and (iii) $21,000 from Amerocan Marketing, Inc.


     Stockholders' Equity (deficit) decreased from ($757,048) for fiscal year ended March 31, 1999 to ($1,355,159) for the six-month period ended September 30, 1999.

Material Commitments


     A significant and estimated commitment for the Company for fiscal year April 1, 2000 through March 31, 2001 pertaining to contractual arrangements and work orders is an amount not greater than $900,000 to ICI. The contractual arrangements between the Company and ICI pertaining to compensation for services rendered for the day-to-day operations of the Company are based on a fee not to exceed $75,000 per month based upon the performance of actual services rendered by ICI on an ongoing basis commensurate with the needs and requirements of the Company for that particular month, including services related to exploration, administrative, public company operations, and maintenance. For a detailed description of such services, see "Item 1. Description of Business. Employees and Consultants".

     Although the Company has not and currently is not in the operational stage of generating revenues, the services provided by ICI during fiscal year ended March 31, 1999 and to date of this Registration Statement included not only those services related to exploration, administration, public company operations and maintenance of the Company, but also involved negotiation and consummation of the Joint Venture Agreement and the Sub-License Agreement. Management deemed the Proprietary Technology to be crucial to the successful exploration of the Vega Property, and determination of a fixed price for and securing usage of such Proprietary Technology required considerable resources and time. With commencement of the legal proceedings involving INGC/Geneva and AuRIC/Dames & Moore, ICI has sourced, identified, investigated, and negotiated new business opportunities to present to the Board of Directors of the Company. Moreover, other services currently provided by ICI include securing of short-term advance financing and sourcing of private placement funding.


     A significant and estimated commitment for the Company for fiscal year 2000 are the promissory notes issued pursuant to the Sub-License Agreement. Pursuant to the terms and provisions of the Sub-License Agreement, the Company issued promissory notes to both Geneva and AuRIC in the amount of $250,000, respectively. These are 3% interest bearing notes and are payable upon the transfer of the technology.

     A significant and estimated commitment for the Company for fiscal year 2000 is the promissory note in the amount of $100,000 issued to Geneva pursuant to the Sub-License Agreement. The promissory note is convertible into 500,000 shares of the Company's restricted Common Stock at the option of Geneva after October 15, 1999 at the rate of $0.20 per share. There are no conditions that will prevent or trigger the conversion of the promissory note by Geneva into shares of Common Stock nor is there any expiration date. As of the date of this Registration Statement, the Company has not made any payments of either principal or interest on the promissory note, nor has Geneva exercised its conversion rights.


     A significant and estimated commitment for the Company for fiscal year 2000 are payment of the Federal annual mining claims maintenance fees in the approximate amount of $50,000 and the annual county fees in the approximate amount of $1,000.

Sources of Funding for Material Commitments and Working Capital

     Based upon a twelve-month plan proposed by management, it is anticipated that such a work plan would require approximately $2,000,000 of additional financing, designed to fund the various material commitments described above and business operations, which include the possible work programs designed for exploration of the Vega Property, the financial contractual commitments arising pursuant to acquisition of Tun Resources and Golden Cycle, in the event the Company's due diligence is satisfied and an agreement is consummated .

     Management believes that no other material commitments for capital expenditures will be incurred by the Company over the next twelve-month period . It is anticipated that any other expenditures to be incurred by the Company will be operational, including preliminary drilling and assay, metallurgical research and costs associated with consummation of the agreement relating to the acquisition of Tun Resources. Management anticipates that a substantial portion of the initial budget of $2,000,000 for the twelve-month work plan, which includes such expenditures, will be funded pursuant to public or private offerings, including private placement offerings under Regulation S and/or Regulation D, Rule 506, of its debt or equity securities and future advancements. The Company may not be able to raise such funds and, therefore, the successful acquisition of Tun Resources may not be consummated and further exploration of the Vega Property may not be possible.

     From the date of this Registration Statement, management believes that the Company can satisfy its cash requirements for approximately the next three months based on its ability to obtain advances from certain investors and related parties. From the net proceeds received in the approximate amount of $285,000 pursuant to the Private Placement Memorandum dated March 17, 1999, management utilized all of the funding for payment of advances.

Legal Proceedings Relating to Agreement of Services/Technology License Agreement

     The legal proceedings between INGC/Geneva and AuRIC/Dames & Moore stem primarily from the inability of AuRIC and Dames & Moore to transfer the Proprietary Technology to an independent source, including Geneva. Management believes that the legal proceedings initiated by INGC/Geneva against AuRIC/Dames & Moore relating to the Agreement of Services and the Technology License Agreement may present a material uncertainty for the Company pertaining to the planned exploratory operations of the Company on the Vega Property. Management deems the Proprietary Technology crucial with respect to the successful exploration of the Vega Property. As of the date of this Registration Statement, the transfer of the Proprietary Technology is in question, and may never be transferred depending on the outcome of the legal proceedings.

     As of the date of this Registration Statement, there is substantial doubt regarding the Company's ability to continue as a "going concern" as the Company has not generated any revenues from operations, has a working capital deficit and a stockholder's deficit. Therefore, the Company has been deemed a "going concern" by its independent auditors, Johnson, Holscher & Co., P.C. as noted in the financial statements attached hereto. There is substantial doubt that the Company will be able to retain its status as a "going concern", that is assumption of the continuity of operations of the Company in the absence of evidence to the contrary. Management believes that it can maintain its status as a "going concern" based on its ability to raise funds pursuant to future public and private offerings and to obtain advances and minimize operating expenses by not duplicating expenses or incurring needless expenses.

     The Company does not own any plant and/or equipment. Management does not anticipate any purchases of plant and/or significant equipment. The Company will be primarily dependent upon its contractors for use of equipment necessary for the exploration of gold and silver. Any equipment purchases by the Company will be based on results of preliminary drilling and assay, and other elements of exploration development including logistics, estimated extraction procedures, availability of labor, and price of gold. As of the date of this Registration Statement, the Company has not entered into any such contractual arrangements.

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change in the century. If not corrected, these computer applications and systems could fail or create erroneous results by, at, or after the year 2000. Based on the Company's investigations to date, management does not anticipate that the Company will incur material operating expenses or be required to incur material costs to be year 2000 compliant. Moreover, management believes that the Company's systems are fully year 2000 compliant. As of the date of this Registration Statement, the Company has not incurred failure of any computer applications and/or systems due to Y2K. There can be no assurance, however, that potential systems interruptions or the cost necessary to update software would not have some effect on the Company's business, results or operations. In addition, in the event that Geneva does not successfully and timely achieve year 2000 compliance, the Company's business or operations may be affected. Management of the Company believes, however, that any such potential systems interruptions or costs incurred to update software will not be material.


Item 3. Description of Property.

     Except as described above, the Company does not own any other real estate or other properties. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties at the current date.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth the name and address, as of the date of this Registration Statement, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group.

--------------------------------------------------------------------------------
Title of Class     Name and Address                Amount and Nature    Percent
                   of Beneficial Owner                  of Class        of Class
--------------------------------------------------------------------------------


Common Stock (1)   AuRIC Metallurgical Laboratories (2) 1,500,000           8%
                   3260 West Directors Row
                   Salt Lake City, Utah 84104

Common Stock       Rising Sun Capital Corporation (3)   1,000,000           5%
                   5000 Birch Street, Suite 4000
                   Newport Beach, CA 92660

Common Stock       Newport Capital Corporation (4)      1,005,000           5%
                   P.O. Box 120
                   Cockburn Town, Grand Turk
                   Turks & Caicos Islands, BWI

Common Stock       Clip Foundation (5)                  1,030,000           5%
                   P. O. Box 4368
                   Blaine, Washington 98231

Common Stock       Calista Capital Corporation (6)      1,100,000           5%
                   P.O. Box 120
                   Cockburn Town, Grand Turk
                   Turks & Caicos Islands, BWI


Common Stock       All officers and directors                -0-           0%
                   as a group (1 person)

--------------------------------------------------------------------------------
(1) These are restricted shares of Common Stock.
(2) The beneficial owners of AuRIC Metallurgical Laboratories LLC are (i) Ahmet Altinay 56%; (ii) David Lamberson 20%; (iii) John Merrinton 12%; and Noble Larson 12%.
(3) The beneficial owner of Rising Sun Capital Corporation is the sole beneficiary to Four Winds Trust, Pelican House, James Street, Grand Turk, Turks & Caicos Islands, British West Indies as follows: Tom Ingaberg, 2306 - 1011 Beach Avenue, Vancouver, British Columbia.

(4) The beneficial owner of Newport Capital Corporation is the sole beneficiary to Emerald Trust, Grand Arise, Seaview Building, 269 Morne Rouge Road, Grand Arise, St. George, Grenada, West Indies as follows: Stephen Jewett, 1201 West 8th Avenue, Vancouver, British Columbia.
(5) The beneficial owner of Clip Foundation is the sole beneficiary to Hornback Trust, 60 Market Square, P.O. Box 364, Belize City, Belize, Central America as follows: Donald Scoretz, 1293 16th Street, North Vancouver, British Columbia.
(6) The beneficial owner of Calista Capital Corporation is the sole beneficiary to Ocean & Sea Empire Trust, 12 The Green, Stoford, Somerset, England BZ229UD as follows: Dana Peddle, 148 Gariepy Crescent, Edmonton Alberta T6M1A1.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The directors, executive officers and significant contractors to the Company are as follows:

Name                           Age          Position with the Company
----                           ---          -------------------------


Grant Atkins                    39          Director and President

John Frederick                  58          Director
    William Bowles

Herb Ackerman                   69          Secretary/Treasurer

     GRANT ATKINS has been a Director and the President, Secretary/Treasurer of the Company since October 15, 1998. Mr. Atkins has also been a director and the secretary/treasurer of IGCO since September of 1998. For the past five years, Mr. Atkins has been self-employed and had acted as a financial and project coordination consultant to clients in government and private industry. He has extensive multi-industry experience in the fields of finance, administration and business development. Industry experience includes a one-year role in 1998-99 as interim Chief Financial Officer of Emergency Communications for Southwest British Columbia ("E-Comm"). E-Comm is a $150 to $200 million (Canadian Dollar) radio and tri-service dispatch initiative and deployment for police, fire and ambulance for Southwest British Columbia, which has federal, provincial and municipal shareholders. During his tenure at E-Comm during its start-up phase, E-Comm raised in excess of $146,000,000 (Canadian Dollar) through debt financing from the Municipal Finance Authority in British Columbia. During 1998 and 1999, Mr. Atkins was a consultant through the private management consulting companies of Tristar Financial Services, Inc. and Investor Communications International, Inc. Mr. Atkins was retained to conduct financial consulting and project coordination services for the British Columbia Ambulance Service on a part-time basis through 1999. Mr. Atkins has provided organization and controller duties to the Company since October of 1998.

     JOHN FREDERICK WILLIAM BOWLES, BSc., Ph.D, FGS, FIMM, CEng., CGeol., EurGeol. Dr. Bowles is a director of the Company and an internationally recognized and distinguished Mineralogist and Economic Geologist. Mr. Bowles graduated from the University of London with honors and earned both Bachelor and Doctorate degrees. In addition, Mr. Bowles has Chartered Engineer, Chartered Geologist, and European Geologist designations and has long standing memberships and active association with the Mineralogical Society, the Mineralogical Society of America, and the Irish Association for Economic Geology. Mr. Bowles is a Fellow of the Mineralogical Society, the Geological Society, and the Institution of Mining and Metallurgy. Mr. Bowles retains honorary senior research fellowships with the Geology Department of Manchester University and the Department of Earth Sciences of Kingston University, both located in the United Kingdom. Mr. Bowles has authored over fifty scientific research papers during the past 25 years for numerous trade and industry publications worldwide. For the past 14 years, Mr. Bowles has acted as the managing director of Mineral Science Ltd. of Chesham, UK. Mineral Science Ltd. is an international geological and mineralogical consultancy specializing in the assessment of metalliferous minerals in relation to commercial mining operations.

     HERB ACKERMAN is the secretary-treasurer of the Company. Mr. Ackerman has considerable minerals exploration experience and currently acts as the President of Montoro Resources Inc. listed on the Canadian Venture Exchange (CDNX), a company involved in exploration of gold, zinc and copper.

     The directors of the Company serve until their respective successor takes office or until death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

     As of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).


Item 6. Executive Compensation.

     As of the date of this Registration Statement, directors of the Company accrue $500 per month in directors' fees for their roles as directors. Mr. Atkins accrued $6,000 during fiscal year 1998 as compensation for his role as director of the Company. Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company.

     As of fiscal year ended March 31, 1999, the Company has accrued since inception approximately $28,500 in directors' fees and paid approximately $16,500 to its directors as executive compensation. As of fiscal year ended March 31, 1999, the Company has accrued approximately $613,000 to Amerocan for managerial and administrative services rendered. During the fiscal quarter ended September 30, 1999, the Company has accrued approximately $169,485 to ICI for management and administrative services rendered.

     Pursuant to the consulting services and management agreement with Amerocan, which was dated January 1, 1998 and terminated March 31, 1999, and ICI dated April 1, 1999, respectively, services rendered or to be rendered pursuant to the terms and provisions of the respective agreements are (i) financial, such as business planning, capital and operating budgeting, banking, record keeping and documentation, database records, (ii) property exploration management, such as administration of metallurgical development, metallurgical liaison, BLM liaison, engineering company liaison, drilling administration, geologist liaison, mapping, survey and catalogue, geostatistical liaison, environmental research, geological reports compilation, (iii) administration, such as legal liaison, corporate minutebook maintenance, and record keeping, corporate secretarial services, printing and production, office and general duties, international business relations, corporate information distribution and public relations, and media liaison.


     Directors and officers of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. Executive compensation is subject to change concurrent with Company requirements. Neither Mr. Grant Atkins nor Mr. Bowles is a director or officer of either Amerocan or ICI, nor does the Company own of record capital stock of either Amerocan or ICI. As of March 29, 2000, the Company issued 149,300 shares of restricted Common Stock to Amerocan for settlement of debt in the aggregate amount of $74,635.42 and issued 1,500,800 shares of restricted Common Stock to ICI for settlement of debt in the aggregate amount of $750,389.38. See "Part II. Item 4. Recent Sales of Unregistered Securities".



Summary Compensation Table

                                     (1)
                              Annual Compensation        Awards    Payouts
                             ---------------------     ----------  -------
                                $      $       $       $       #       $     $
Name and Position            Salary  Bonus   Other    RSA   Options  LTIP  Other
-----------------            ------  -----   -----    ---   -------  ----  -----

Harold Gooding         1997       0    0     $4,500    0         0     0      0
Pres./Director

Tim Ryan               1997       0    0     $4,500    0         0     0      0
Secy./Director

Steven Anderson        1997       0    0     $1,500    0         0     0      0
Pres./Director         1998       0    0     $3,000    0         0     0      0

Grant Atkins           1998       0    0     $3,000    0         0     0      0
Pres./Director


     (1) Annual compensation based on fiscal year of April 1st to March 31st and paid according to individual contractual arrangements.

     The Board of Directors has not adopted any stock option plans.

Item 7. Certain Relationships and Related Transactions.


     As of the date of this Registration Statement, the Company has not entered into any contractual arrangements with related parties. The board of directors of the Company has not adopted or approved any policy regarding possible future transactions with related third parties.

     Messrs. Atkins, Bowles and Ackerman are engaged in other businesses, either individually or through partnerships and corporations in which they may have an interest, hold an office or serve on the boards of directors. The directors of the Company, Messrs. Atkins and Bowles have other business interests to which they may devote a major or significant portion of their time. Certain conflicts of interest, therefore, may arise between the Company and its directors. Such conflicts can be resolved through the exercise by Messrs. Atkins and Bowles of judgment consistent with their fiduciary duties to the Company. Messrs. Atkins and Bowles intend to resolve such conflicts in the best interests of the Company. Moreover, Messrs. Atkins and Bowles will devote their time to the affairs of the Company as they deem necessary.


Item 8. Description of Securities.

     The Company is authorized to issue 500,000,000 shares of $.00001 par value Common Stock and 20,000,000 shares of no par value Preferred Stock.

Common Stock

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore, after payment of dividends required to be paid on outstanding shares of Preferred Stock. The Company's agreement with its bank lender may prohibit payment of Common Stock dividends without the consent of the lender. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to the liquidation preference rights of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon conversion of Preferred Stock, Preferred Stock Dividends, or exercise of Warrants and payment therefore, will be validly issued, fully paid and nonassessable.

Preferred Stock

     Under the Company's Articles of Incorporation, as amended (the "Articles"), the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the Company's Preferred Stock, when and if issued. Such rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock. The issuance of the Preferred Stock may have the effect of delaying or preventing a change in control of the Company and may have an adverse effect on the rights of the holders of Common Stock.

     As of the date of this Registration Statement, a total of 2,000,000 shares of the authorized Preferred Stock have been designated as Series A Cumulative Convertible Preferred Stock; however, no shares of the Series A Cumulative Convertible Preferred Stock have been issued. Additional classes of Preferred Stock may be designated and issued from time to time in one or more series with such designations, voting powers or other preferences and relative rights or qualifications as are determined by resolution of the Board of Directors of the Company.

Series A Preferred Stock

     The Series A Preferred Stock has been authorized by the Board of Directors of the Company. So long as any Series A Preferred Stock is outstanding, the Company is prohibited from issuing any series of stock having rights senior to the Series A Preferred Stock ("Senior Stock") without the approval of the holders of 66 2/3% of the outstanding Series A Preferred Stock. Additionally, so long as any Series A Preferred Stock is outstanding, the Company may not, without the approval of the holders of at least 50% of the outstanding Series A Preferred Stock, issue any series of stock ranking on parity with the Series A Preferred Stock ("Parity Stock") as to dividend or liquidation rights, or having a right to vote on matters as to which the Series A Preferred Stock is not entitled to vote, or if the Company's stockholder equity is less than the total liquidation preferences of all outstanding Series A Preferred Stock.

     Dividends. Holders of shares of Series A Preferred Stock will be entitled to receive when, as, and if declared by the Board of Directors out of funds at the time legally available therefore, cash dividends at an annual rate of 20% and no more, payable annually in arrears, commencing January 1, 1999. Dividends will accrue and be cumulative from the date of first issuance of the Series A Preferred Stock and will be payable to holders of record as they appear on the stockbooks of the Company on such record dates as are fixed by the Board of Directors.

     Unless a class or series of Senior Stock or Parity Stock is authorized as described above, the Series A Preferred Stock will be senior as to dividends to any series or class of the Company's stock hereafter issued, and if at any time the Company has failed to pay or declare and set apart for payment accrued and unpaid dividends on the Series A Preferred Stock, the Company may not pay any other dividends. The Series A Preferred Stock will have priority as to dividends over the Common Stock and any series or class of the Company's stock hereafter issued, and no dividend (other than dividends payable solely in Common Stock or any other series or class of the Company's stock hereafter issued that ranks junior as to dividends to the Series A Preferred Stock) may be declared, paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by the Company of any Common Stock or other stock unless all accrued and unpaid dividends on the Series A Preferred Stock have been paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on the Series A Preferred Stock; and the Company may not pay dividends on the Preferred Stock unless it has paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on any outstanding Parity Stock. Whenever all accrued dividends are not paid in full on the Preferred Stock or any Parity Stock, all dividends declared on the Preferred Stock and any such Parity Stock will be declared or made pro rata so that the amount of dividends declared per share on the Preferred Stock and any such Parity Stock will bear the same ratio amount of dividends declared per share on the Preferred Stock, and any such Parity Stock will bear the same ratio that accrued and unpaid dividends per share on the Preferred Stock and such Parity Stock bear to each other.

     The amount of dividends payable for the initial dividend period and any period shorter than a full dividend period will be computed on the basis of a 360 day year. No interest will be payable in respect of any dividend payment on the Series A Preferred Stock which may be in arrears.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Series A Preferred Stock are entitled to receive the liquidation preference of $.50 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, and no more, before any payment or distribution is made to the holders of Common Stock, or any series or class of the Company's stock hereafter issued that ranks junior as to liquidation rights to the Series A Preferred Stock. The holders of Preferred Stock and any Parity Stock hereafter issued that rank on a parity as to liquidation rights with the Series A Preferred Stock will be entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of Series A Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

     Voting Rights. The holders of the Series A Preferred Stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Series A Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares will have no voting rights.

     So long as any Series A Preferred Stock is outstanding, the Company will not, without the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of Series A Preferred Stock, voting separately as a class,
(i) amend, alter or repeal any provision of the Articles or by Bylaws of the Company so as to adversely affect the relative rights, preferences, qualifications, limitations or restriction of the Series A Preferred Stock, (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company, or (iii) effect any reclassification of the Series A Preferred Stock.

     So long as any Series A Preferred Stock is outstanding, the Company will not, without the affirmative vote of the holders of at least 50% of all outstanding shares of Series A Preferred Stock, voting separately as a class,
(i) authorize, issue or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking on parity with the Series A Preferred Stock as to dividends or liquidation and having superior voting rights, or (ii) incur indebtedness or authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking on parity with the Series A Preferred Stock as to dividend or liquidation rights if, immediately following such event, Adjusted Stockholder's Equity is less than the aggregate liquidation preferences of all Series A Preferred Stock and stock ranking senior to or on parity with the Series A Preferred Stock as to liquidation. Adjusted Stockholder's Equity is the Company's stockholder's equity as shown on its most recent balance sheet, increased by (a) any amount of any liability or other reduction in stockholder's equity attributable to the Series A Preferred Stock and each series of stock senior to or on parity with the Series A Preferred Stock as to liquidation, and
(b) the net proceeds of any equity financing since the date of the balance sheet, reduced by any reduction in stockholder's equity resulting from certain dispositions of assets since the date of the balance sheet.

     Redemption. The Series A Preferred Stock is redeemable at any time after April 6, 2001 for cash, in whole or in part, at the option of the Company, at $.50 per share plus any accrued and unpaid dividends, whether or not declared.

     If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata or by lot or in such other manner as the board of Directors may determine. There is no mandatory redemption in sinking fund obligation with respect to the Series A Preferred Stock. In the event that the Company has failed to pay accrued dividends on the Series A Preferred Stock, it may not redeem any of the then outstanding shares of the Series A Preferred Stock until all such accrued and unpaid dividends and (except with respect to shares to be redeemed) the then current dividends have been paid in full.

     Notice of redemption will be mailed at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of record of shares of Series A Preferred Stock to be redeemed at the holder's address shown on the stock transfer books of the Company. After the redemption date, unless there shall have been a default in payment of the redemption price, dividends will cease to accrue on the shares of Series A Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

Conversion Rights of Series A Preferred Stock

     Optional Conversion. At any time after the initial issuance of the Series A Preferred Stock and prior to the redemption thereof, the holder of any shares of Series A Preferred Stock will have the right, at the holder's option, to convert any or all such shares into restricted Common Stock on a one for one basis and all accrued and unpaid dividends thereon into shares of Common Stock at a rate of $.50 per share. If the Series A Preferred Stock has been called for redemption, the conversion right will terminate at the close of business on the last business day prior to the date fixed for redemption (unless the Company defaults in the payment of the redemption price). Fractional shares of Common Stock will be rounded to the nearest full share upon conversion.

     In case of any reclassification of the Common Stock, any consolidation of the Company with, or merger of the Company into, any other person, any merger of any person into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), any sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other properties, then provisions will be made that the holder of such share of Series A Preferred Stock then outstanding will have the right thereafter, during the period such share of

Series A Preferred Stock shall be convertible, to convert such share into the kind and amount of securities, cash or other property receivable upon such reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock might have been converted immediately prior to such reclassification, consolidation, merger, sale transfer or share exchange.

     Other Provisions. The shares of Series A Preferred Stock, when issued as described herein, will be duly and validly issued, fully paid and nonassessable.


PART II

Item 1. Market for Common Equity and Related Stockholder Matters

     The Company's Common Stock is traded only in the United States on the over-the-counter Bulletin Board, under the trading symbol, VGAA.

     The table set forth below presents the range, on a quarterly basis, of high and low closing bid prices per share of Common Stock as reported for the last two fiscal years. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.


Common Stock

--------------------------------------------
Quarter Ended          High        Low
--------------------------------------------

Fiscal Year Ended
 March 31, 1998

June 30, 1997         $0.68       $0.15
September 30, 1997    $0.36       $0.12
December 31, 1997     $0.31       $0.12
March 31, 1998        $1.00       $0.12

Fiscal Year Ended
 March 31, 1999

June 30, 1998         $1.00       $0.34
September 30, 1998    $0.36       $0.10
December 31, 1998     $0.19       $0.12
March 31, 1999        $0.16       $0.08

Fiscal Year Ended
 March 31, 2000

June 30, 1999         $0.23       $0.08
September 30, 1999    $0.12       $0.04
December 31, 1999     $0.12       $0.10
--------------------------------------------


     The 19,646,000 shares of Common Stock outstanding as of the date of this Registration Statement were held by approximately 76 holders of record worldwide, including approximately 39 holders of record in the United States.

     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the exploration of its business. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, restrictions with respect to payment of dividends with respect to Series A Preferred Stock, and other relevant factors.


Transfer Agent

     The transfer agent and registrar for the Common Stock is First American Stock Transfer, 610 East Bell Road, Suite 2-155 PMB, Phoenix, AZ 85022-2393, telephone number (602) 485-1346.

Item 2. Legal Proceedings.

     Management is not aware of any legal proceedings contemplated by any governmental authority or other party involving the Company or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     The Company's principal independent accountants have audited the Company's financial records from inception of the Company (January 28, 1987) to date and is Johnson, Holscher & Company, P.C. of 5975 Greenwood Plaza Blvd., Suite 140, Greenwood Village, CO 80111. Since the inception of the Company to date, the Company's principal independent accountant has not resigned or declined to stand for re-election or were dismissed.

     Moreover, the Company's current principal independent accountant has not provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modified its opinion as to uncertainty, audit scope or accounting principles.


Item 4. Recent Sales of Unregistered Securities.

     To provide capital, the Company has sold stock in private placement Offerings, issued stock in exchange for debts of the Company or pursuant to contractual agreements as follows:


     (i) On May 8, 1995, the Company completed an offering in which it raised $102,000 under Rule 504 of Regulation D pursuant to which it sold 100,000 shares of Common Stock at $1.02 per share. The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of the Company. The Company issued shares of Common Stock to nine investors. All of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (ii) On March 28, 1996, the Company acquired one hundred percent (100%) of the issued and outstanding shares of common stock of Century Manufacturing, Inc. ("CMI") in exchange for $100,000 and the issuance of 1,000,000 shares of the Company's restricted shares of Common Stock. The issuance of the Common Stock herein was made in connection with a contractual arrangement not involving a public offering to a single corporate investor, and is exempt from registration pursuant to
          Section 4(2) of the Securities Act. The certificate representing issuance of such shares of Common Stock to CMI has a legend indicating that the shares of Common Stock cannot be resold without registration under the Securities Act or in compliance with an available exemption from registration. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.


     (iii)On March 12, 1997, the Company completed an offering in which it raised $705,000 under Rule 504 of Regulation D pursuant to which it sold 2,255,000 shares of Common Stock at $0.31 per share. The per share price was arbitrarily determined by the Board of Directors based upon an average of the high and low price of the Company's Common Stock as quoted on the Bulletin Board, the potential future earnings, assets and net worth of the Company. The Company issued shares of Common Stock to thirteen investors. All of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act, that the investors understood the economic risks of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (iv) On March 12, 1997, the Company entered into a settlement agreement with a creditor whereby the Company agreed to issue 200,000 shares of Common Stock at $0.25 per share pursuant to Section 4(2) of the Securities Act. The per share price was determined by arms-length negotiation between the Company and the creditor which was discounted to provide for the restrictive nature of the shares of Common Stock. Under the terms of the settlement agreement, the creditor agreed to accept the 200,000 shares of Common Stock as payment for the approximate $50,000 debt owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by
          Section 4(2) of the Securities Act. The creditor represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.

     (v) On March 26, 1998, the Company completed an offering in which it raised $900,000 under Rule 504 of Regulation D pursuant to which it sold 6,000,000 shares of Common Stock at $0.15 per share. The per share price was arbitrarily determined by the Board of Directors based upon an average of the high and low price of the Company's Common Stock as quoted on the Bulletin Board, the results of past operational performance of the Company, the potential future earnings, assets and net worth of the Company. The Company issued shares of Common Stock to 12 investors. Ten of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (vi) On March 18, 1999, the Company entered into a technology sub-license agreement with Geneva whereby the Company issued 1,000,000 shares of its restricted Common Stock to AuRIC Metallurgical Laboratories and a convertible promissory note to Geneva dated March 18, 1999 in the amount of $100,000 that is convertible into 500,000 shares of the Company's restricted Common Stock at the option of Geneva at the rate of $0.20 per share. Pursuant to the terms of the convertible promissory note, Geneva may elect to convert the promissory note after October 15, 1999. There are no conditions that will prevent or trigger the conversion of the promissory note by Geneva into shares of Common Stock nor is there any expiration date. The issuance of the Common Stock described herein was made in connection with the technology sub-license agreement not involving a public offering to corporate investors, and is exempt from registration pursuant to Section 4(2) of the 1933 Securities Act. The certificates representing issuances of such shares of Common Stock by the Company to AuRIC have a legend indicating that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the Common Stock.

     (vii)On March 28, 1999, the Company entered into a joint venture agreement with Geneva whereby the Company issued 500,000 shares of its restricted Common Stock to Geneva. The issuance of the Common Stock described herein was made in connection with a joint venture agreement in profits not involving a public offering to a single corporate investor, and is exempt from registration pursuant to Section 4 (2) of the Securities Act. The certificate representing issuance of such shares of Common Stock to Geneva has a legend indicating that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act of in compliance with an available exemption from registration. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.


     (viii)On April 7, 1999, the Company completed an offering in which it raised $300,000 under Rule 504 of Regulation D pursuant to which it sold 1,500,000 shares of Common Stock at $.20 per share. The per share price was arbitrarily determined by the Board of Directors based upon the high and low price of the Company's Common Stock as quoted on the Bulletin Board, the potential future earnings, assets and net worth of the Company based on consummation of the Joint Venture Agreement and the Sub-License Agreement. The Company issued shares of Common Stock to three investors. All of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (ix) On March 29,2000, the Company entered into four separate settlement agreements with creditors whereby the Company agreed to issue an aggregate of 2,061,000 shares of its Common Stock at $0.50 per share pursuant to Section 4(2) of the Securities Act. Under the terms of the settlement agreement, the creditors agreed to accept their proportionate number of shares of Common Stock as payment for the aggregate debt of $1,030,462.78 owed to such creditors. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The creditors represented to the Company that they acquired the shares for their own respective accounts, and not with a view to distribution, and that they Company made available to them all material information concerning the Company.

     As of the date of this Registration Statement, the Company has 19,646,000 shares of its Common Stock issued and outstanding. Of the 19,646,000 of the Company's current outstanding shares of Common Stock, 15,830,500 shares are free trading. At such time, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.


     The holders of free trading Common Stock in the capital of the Company may offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.


     Of the 19,646,000 of the Company's current outstanding shares of Common Stock, 3,815,500 shares are "restricted shares" as that term is defined in the Securities Act of 1933 and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no subsequent sales of restricted shares of Common Stock have been made.


Item 5. Indemnification of Officers and Directors.

     The Colorado Corporation Code contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by Colorado law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Colorado law generally permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

     The Company will not acquire assets from its current management or any entity in which such management has a five percent (5%) or greater equity interest unless the Company has first received an independent opinion as to the fairness of the terms of the acquisition. In negotiating the terms of the acquisition of the assets, management may be influenced by the possibility of future personal benefit from unrelated business dealings with such persons or entities. Management believes that any such conflict will be resolved in favor of the Company and its shareholders. The officers and directors are required to exercise good faith and integrity in handling the Company's affairs. Management of the Company has agreed to abide by this fiduciary duty.

Item 6. Financial Statements.

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.


PART III

Item 1 & 2. Index to and Description of Exhibits.

     (a) The following Financial Statements are filed as a part of this Registration Statement:


     1.   Independent Auditors' Report dated October 7, 1999.
     2.   Balance Sheets for fiscal year ended March 31, 1999 and March 31,
          1997.
     3. Statements of Operation for period from April 1, 1998 to March 31, 1999, period from April 1, 1997 to March 31, 1998, and from inception (January 28, 1987) to March 31, 1999.
     4. Statements of Cash Flow for period from April 1, 1998 to March 31, 1999, period from April 1, 1997 to March 31, 1998, and from inception (January 28, 1987) to March 31, 1999.
     5. Statements of Stockholders' Equity (Deficit) for years ended March 31, 1987 through fiscal year ended March 31, 1999.
     6.   Notes to Financial Statements for March 31, 1999 and 1998.
     7.   Balance Sheet for quarter ended September 30, 1999.
     8. Statements of Operation for six months ended September 30, 1999 and 1998, and from inception (January 28, 1987) to September 30, 1999.
     9. Statement of Cash Flow for six months ended September 30, 1999 and 1998, and from inception (January 28, 1987) to September 30, 1999.
     10.  Notes to Financial Statements for six months ended September 30, 1999.


     (b) The following Exhibits are filed as part of this Registration
Statement:

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

2              Not applicable.

3              Articles of Incorporation for the Company
               By-laws of the Company

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

4              Not Applicable

9              Not Applicable

10.1 Joint Venture Agreement between the Company and Geneva Resources, Inc. dated March 28, 1999

10.2           Technology Sub-License Agreement between Geneva Resources, Inc.
               and the Company dated March 18, 1999

10.3 Consulting Services and Management Agreement between Investor Communications International, Inc. and the Company dated April 1, 1999


10.4 Letter of Intent between the Company and Golden Thunder Resources Ltd. and Tun Resources Inc. dated January 12, 2000.


11             Not Applicable

16             Not Applicable

21             Not Applicable

24             Not Applicable
--------------------------------------------------------------------------------

The following additional Exhibits are filed as part of this Registration
Statement:

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

99.1           BLM Claims Listing
--------------------------------------------------------------------------------

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                VEGA-ATLANTIC CORPORATION,
                                                a Colorado corporation


                                                By: /s/ Grant Atkins
                                                -----------------------------
                                                Grant Atkins , President





DATE:  April 5, 2000

                            VEGA-ATLANTIC CORPORATION
                         (An Exploration Stage Company)

                              FINANCIAL STATEMENTS

                             March 31, 1999 and 1998




                                TABLE OF CONTENTS
                                -----------------


                                                                       Page
                                                                       ----

Independent Auditors' Report                                            F-1

Balance Sheet                                                           F-2

Statements of Operations                                                F-3

Statements of Cash Flows                                                F-4

Statement of Stockholders' Equity                                     F-5 - F-7

Notes to Financial Statements                                         F-8 - F-13

                                               Johnson, Holscher & Company, P.C.
                                                    Certified Public Accountants



Stockholders and
  Board of Directors
Vega-Atlantic Corporation
Newport Beach, California



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the balance sheets of Vega-Atlantic Corporation (an exploration stage company) as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from inception (January 28, 1987) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vega-Atlantic Corporation as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the period from inception (January 28, 1987) to March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues from operations, which raises substantial doubt about its ability to continue as a going concern. The Company has established a plan to continue operations through additional stock offerings and advances as outlined in Note 1. The financial statements do not include any adjustments that might result if management's plan is unsuccessful.


/s/ Johnson, Holscher & Company, P.C.
-------------------------------------
Johnson, Holscher & Company, P.C.
Greenwood Village, Colorado
October 7, 1999


Member of the American Institute of Certified Public Accountants
Member of the Private Companies Practice Section
Member of the SEC Practice Section

                                           5975 Greenwood Plaza Blvd., Suite 140
                                                     Greenwood Village, CO 80111
                                                                   (303)694-2727
                                                               Fax (303)694-3172


                                     VEGA-ATLANTIC CORPORATION
                                  (An Exploration Stage Company)
                                          Balance Sheets
                                      March 31, 1999 and 1998


                                                                           March 31,       March 31,
                                                                             1999            1998
                                              ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                               $       279    $     1,159

OTHER
  Deposits                                                                        125            125
  Interest in unpatented mining claims                                           --             --
                                                                          -----------    -----------

      Total Assets                                                        $       404    $     1,284
                                                                          ===========    ===========


                               LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
CURRENT LIABILITIES
  Accounts payable - trade                                                $    18,407    $    48,513
  Advances from related parties                                               197,492         82,692
  Notes payable - Technology sublicense                                       569,446           --
  Directors fees payable                                                       40,267         34,267
  Accrued interest payable                                                     31,840           --
                                                                          -----------    -----------

      Total Current Liabilities                                               857,452        165,472
                                                                          -----------    -----------

STOCKHOLDERS' EQUITY
  Preferred stock, no par value;
     20,000,000 shares authorized at March 31, 1999 and 1998;
     0 shares issued and outstanding at March 31, 1999 and 1998                  --             --
  Common stock $.00001 par value; 500,000,000 shares authorized as of
    March 31, 1999 and 1998; issued and outstanding at March 31, 1999 -
     17,585,000 shares and at March 31, 1998 -14,555,000 shares                   176            146
  Paid - in capital                                                         2,306,826      1,786,015
  Accumulated deficit through exploration stage                            (3,164,050)    (1,950,349)
                                                                          -----------    -----------

      Total Stockholders' Equity                                             (857,048)      (164,188)
                                                                          -----------    -----------

      Total Liabilities and Stockholders' Equity                          $       404    $     1,284
                                                                          ===========    ===========


              The accompanying notes are an integral part of the financial statements.

                                                 F-2

                                     VEGA-ATLANTIC CORPORATION
                                  (An Exploration Stage Company)
                                     Statements of Operations

                                                                                      Inception
                                                     Period from      Period from    (January 28,
                                                     April 1, 1998   April 1, 1997     1987) to
                                                      to March 31    to March 31,      March 31,
                                                         1999            1998            1999
                                                     ------------    ------------    ------------
REVENUES
  Sales                                              $       --      $       --      $       --
                                                     ------------    ------------    ------------

      Total Revenues                                         --              --              --

COST OF SALES                                                --              --              --
                                                     ------------    ------------    ------------

      Gross Profit                                           --              --              --
                                                     ------------    ------------    ------------

OPERATING EXPENSES
  Overhead and administration                             300,000         613,000       1,475,082
  Research and development                                783,182            --           783,182
  Claims maintenance fees                                  50,704            --            50,704
  Legal and accounting                                     21,097          32,529          65,205
  Mining claims staking and mangement                       8,698          27,810          36,508
  Transfer agent fees                                       6,085           4,156          12,570
  Director's fees                                           6,000          10,500          28,500
  Other administrative costs                                4,831           8,122          32,596
  Consultants                                                --            15,841          81,076
  Printing and stationary                                    --               500          45,886
                                                     ------------    ------------    ------------

      Total Operating Expenses                          1,180,597         712,458       2,611,309
                                                     ------------    ------------    ------------

Loss from Continued Operations                         (1,180,597)       (712,458)     (2,611,309)
                                                     ------------    ------------    ------------

Discontinued Operations:
   Loss from discontinued operations of subsidiary
      Century Manufacturing, Inc.                            --              --          (100,010)

   Loss from Loan Advances to subsidiary, Century
      Manufacturing, Inc. written off                        --              --          (590,773)

   Gain on Disposal of subsidiary Century
      Manufacturing, Inc.                                    --              --           171,144
                                                     ------------    ------------    ------------

Net Loss from Discontinued Operations                        --              --          (519,639)
                                                     ------------    ------------    ------------

Net Loss from Operations                               (1,180,597)       (712,458)     (3,130,948)
                                                     ------------    ------------    ------------

OTHER INCOME (EXPENSE)
  Interest Income                                            --                 1               2
  Interest Expense                                        (33,104)           --           (33,104)
                                                     ------------    ------------    ------------

    Total Other Income (Expense)                          (33,104)              1         (33,102)
                                                     ------------    ------------    ------------

NET (LOSS)                                           $ (1,213,701)   $   (712,457)   $ (3,164,050)
                                                     ============    ============    ============


Earnings (Loss) Per Share - Basic                    $     (0.083)   $     (0.081)   $     (0.586)
                                                     ============    ============    ============


Weighted Average Number of
 Common Shares Outstanding                             14,600,890       8,749,995       5,403,358
                                                     ============    ============    ============

             The accompanying notes are an integral part of the financial statements.

                                                 F-3

                                      VEGA-ATLANTIC CORPORATION
                                   (An Exploration Stage Company)
                                      Statements of Cash Flows
                          Increase (Decrease) in Cash and Cash Equivalents

                                                                                              Inception
                                                               Period from     Period from   (January 28,
                                                              April 1, 1998   April 1, 1997    1987) to
                                                               to March 31    to March 31,     March 31,
                                                                   1999           1998           1999
                                                               -----------    -----------    -----------
 CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                                   $(1,213,701)   $  (712,457)   $(3,164,050)
  Adjustments to reconcile net (loss) to cash
    Non-cash research and development expenses                     783,182           --          783,182
    Non-cash interest recognized through discount adjustment         1,264           --            1,264
    Non-cash stock issued in settlement of payables and for
         services                                                    5,841           --           84,992
    Changes in Assets and Liabilities
        Deposits                                                      --             --             (125)
        Accounts payable                                           (30,106)        34,985         18,407
        Directors fees payable                                       6,000         10,501         40,267
        Accrued interest payable                                    31,840           --           31,840
                                                               -----------    -----------    -----------

      Net Cash Flows Used for Operating Activities                (415,680)      (666,971)    (2,204,223)
                                                               -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Advances from affiliates - net                                   114,800       (232,244)       197,492
  Purchase of subsidiary                                              --             --         (100,000)
  Sale of stock, net of offering costs                             300,000        900,000      2,107,010
                                                               -----------    -----------    -----------

      Net Cash Flows Provided by Financing Activities              414,800        667,756      2,204,502
                                                               -----------    -----------    -----------

Net increase in cash                                                  (880)           785            279

Cash and cash equivalents -  Beginning of period                     1,159            374           --
                                                               -----------    -----------    -----------

Cash and cash equivalents - End of period                      $       279    $     1,159    $       279
                                                               ===========    ===========    ===========


NON-CASH ACTIVITIES
During 1987, 1,500,000 shares of common stock were issued for services performed.
During 1989, 8,500,000 shares of common stock were issued for services performed.
During 1995, accounts payable of $27,301 to a shareholder were forgiven as part of a stock sale.
During 1995, 10,000 shares of common stock were transferred from a shareholder to a consultant for services performed.
During 1996, Century Manufacturing, Inc. was purchased for $100,000 through an advance from Century.
During 1997, a $50,000 advance from an affiliate was repaid through issuance of stock.
During 1997, Century Manufacturing, Inc. was sold to related parties in exchange for reductions in advances from those parties.
During the 1999 fiscal year, the Company issued 500,000 common shares in exchange for mining claims.
During the 1999 fiscal year, the Company entered into $600,000 of loan agreements in exchange for a technology sub-license.
During the 1999 fiscal year, the Company issued 1,000,000 shares of common stock pursuant to a technology sub-license agreement


              The accompanying notes are an integral part of the financial statements.

                                                 F-4

                                    VEGA-ATLANTIC CORPORATION
                                 (An Exploration Stage Company)
                               Statements of Stockholders' Equity


                                                                              Deficit
                                                                            Accumulated
                                              Common Stock                    During
                                         ---------------------   Paid - in  Exploration
                                           Shares      Amount     Capital      Stage        Total
                                         ---------   ---------   ---------   ---------    ---------
Issued for services performed,
  February 25 ($.0125 per share)            20,000   $       1   $     249   $    --      $     250

Issued for services performed,
  February 25 ($.02 per share)               5,000        --           100        --            100

Issued for services performed,
  February 25 ($.0007 per share)           725,000           7         493        --            500

Net Loss, Year ended December 31, 1987        --          --          --        (8,791)      (8,791)
                                         ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1987                 750,000           8         842      (8,791)      (7,941)

Net loss, Year ended December 31, 1988        --          --          --        (1,000)      (1,000)
                                         ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1988                 750,000           8         842      (9,791)      (8,941)

Issued for services performed,
  July 20 ($.0002 per share)             4,250,000          42         958        --          1,000

Net loss, Year ended December 31, 1989        --          --          --        (2,700)      (2,700)
                                         ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1989               5,000,000          50       1,800     (12,491)     (10,641)

Net loss, Year ended December 31, 1990        --          --          --          (875)        (875)
                                         ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1990               5,000,000          50       1,800     (13,366)     (11,516)

Net loss, Year ended December 31, 1991        --          --          --        (2,900)      (2,900)
                                         ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1991               5,000,000          50       1,800     (16,266)     (14,416)

Net loss, Year ended December 31, 1992        --          --          --        (1,235)      (1,235)
                                         ---------   ---------   ---------   ---------    ---------

Balance,  December 31, 1992              5,000,000          50       1,800     (17,501)     (15,651)

Net loss, Year ended December 31, 1993        --          --          --        (6,775)      (6,775)
                                         ---------   ---------   ---------   ---------    ---------

Balance,  December 31, 1993              5,000,000          50       1,800     (24,276)     (22,426)
                                         ---------   ---------   ---------   ---------    ---------

                                           (Continued)

            The accompanying notes are an integral part of the financial statements.

                                                F-5


                                              VEGA-ATLANTIC CORPORATION
                                           (An Exploration Stage Company)
                                         Statements of Stockholders' Equity
                                                     (Continued)

                                                                                               Deficit
                                                                                             Accumulated
                                                        Common Stock                            During
                                                 --------------------------     Paid - in    Exploration
                                                    Shares         Amount        Capital        Stage          Total
                                                 -----------    -----------    -----------   -----------    -----------

Balance,  December 31, 1993                        5,000,000    $        50    $     1,800   $   (24,276)   $   (22,426)

Net loss, Year ended December 31, 1994                  --             --             --          (4,875)        (4,875)
                                                 -----------    -----------    -----------   -----------    -----------

Balance, December 31, 1994                         5,000,000             50          1,800       (29,151)       (27,301)

Shareholder forgiveness of accounts
  payable, April 17, 1995                               --             --           27,301          --           27,301

Sale of stock, May 8, 1995                           100,000              1        101,999          --          102,000

Net loss, year ended December 31, 1995                  --             --             --         (95,574)       (95,574)
                                                 -----------    -----------    -----------   -----------    -----------

Balance, December 31, 1995                         5,100,000             51        131,100      (124,725)         6,426

Issuance of stock to purchase
  subsidiary, March 28, 1996                       1,000,000             10           --            --               10

Net loss, quarter ended March 31, 1996                  --             --             --         (23,357)       (23,357)
                                                 -----------    -----------    -----------   -----------    -----------

Balance, March 31, 1996                            6,100,000             61        131,100      (148,082)       (16,921)
Sale of Stock, May 6, 1996 ($.00001 par per
   share, total $1.00 per share)                      50,000              1         49,999                       50,000
Sale of Stock, May 8, 1996 ($.00001 par per
   share, total $1.00 per share)                     120,000              1        119,999                      120,000
Sale of Stock, May 13, 1996 ($.00001 par per
   share, total $1.00 per share)                      35,000                        35,000                       35,000
Sale of Stock, March 12, 1997 ($.00001 par per
   share, total $.25 per share)                    1,800,000             18        449,982                      450,000
Sale of Stock, April 15, 1997 ($.00001 par per
   share, total $.20 per share)                      250,000              3         49,997                       50,000
Issuance of Stock in repayment of
   Advances, March 12, 1997 ($.00001 par per
   share, total $.25 per share)                      200,000              2         49,998                       50,000

Net loss, year ended March 31, 1997                                                           (1,089,810)    (1,089,810)
                                                 -----------    -----------    -----------   -----------    -----------

Balance, March 31, 1997                            8,555,000    $        86    $   886,075   $(1,237,892)   $  (351,731)
                                                 ===========    ===========    ===========   ===========    ===========

                                                     (Continued)

                      The accompanying notes are an integral part of the financial statements.

                                                           F-6

                                               VEGA-ATLANTIC CORPORATION
                                             (An Exploration Stage Company)
                                           Statements of Stockholders' Equity
                                                      (Continued)


                                                                                                 Deficit
                                                                                               Accumulated
                                                          Common Stock                            During
                                                   --------------------------     Paid - in    Exploration
                                                      Shares         Amount        Capital        Stage          Total
                                                   -----------    -----------    -----------   -----------    -----------

Balance, March 31, 1997                              8,555,000    $        86    $   886,075   $(1,237,892)   $  (351,731)

Sale of Stock, March 13, 1998 ($.00001 par per
   share, total $.15 per share)                      3,000,000             30        449,970                      450,000
Sale of Stock, March 24, 1998 ($.00001 par per
   share, total $.15 per share)                      1,333,333             13        199,987                      200,000
Sale of Stock, March 25, 1998 ($.00001 par per
   share, total $.15 per share)                      1,306,667             13        195,987                      196,000
Sale of Stock, March 26, 1998 ($.00001 par per
   share, total $.15 per share)                        360,000              4         53,996                       54,000

Net loss, year ended March 31, 1998                                                               (712,457)      (712,457)
                                                   -----------    -----------    -----------   -----------    -----------

 Balance,  March 31, 1998                           14,555,000            146      1,786,015    (1,950,349)      (164,188)

 Issuance of common shares in exchange                  30,000           --            5,841          --            5,841
 for accounts payable, Jan. 15, 1999 ($.00001
 par per share, total $.195 per share)

 Issuance of common shares in exchange
 for technology license agreement, Mar. 15, 1999
 ($.00001 par per share, total $.14 per share)       1,000,000             10        139,990          --          140,000

 Issuance of common shares in exchange
 for profit sharing interest, March 28, 1999
 ($.00001 per share, total $.15 per share)             500,000              5         74,995          --           75,000

 Issuance of SEC Reg D-504 common
 shares for cash, March 31, 1999 ($.00001 par
 per share, total $.20 per share)                    1,500,000             15        299,985          --          300,000

 Net loss, Year ended March 31, 1999                      --             --             --      (1,213,701)    (1,213,701)
                                                   -----------    -----------    -----------   -----------    -----------

 Balance, March 31, 1999                            17,585,000    $       176    $ 2,306,826   $(3,164,050)   $  (857,048)
                                                   ===========    ===========    ===========   ===========    ===========



                       The accompanying notes are an integral part of the financial statements.

                                                            F-7

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Vega-Atlantic Corporation (the Company) was incorporated on January 28, 1987 under the laws of the State of Colorado. The Company is an exploration stage company.

     During 1998 the Company exchanged 500,000 restricted common shares for a profit sharing interest in 213 unpatented lode-mining claims located in the State of Idaho. The exploration of these claims now represents the basis of the Company's operations.

     Basis of Accounting
     -------------------

     The Company utilizes the accrual basis of accounting. Financial statements have been prepared using generally accepted accounting principles.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Research, Development and Exploration Costs
     -------------------------------------------

     Research, development and exploration costs are expensed as incurred.

     Cash Equivalents
     ----------------

     For purposes of the Statement of Cash Flows, cash equivalents are defined as investments with original maturities of three months or less.

     Valuation of Stock Issued for Third Party Services
     --------------------------------------------------

     The Company values stock issued for services at the fair value of the services provided, if known, or at the fair value of the equity instruments issued.

     Going Concern and Continued Operations
     --------------------------------------

     At March 31, 1999 and 1998, there is substantial doubt regarding the Company's ability to continue as a going concern as the Company has not generated any revenues from operations, has a working capital deficit of $857,173, and a stockholders' deficit of $857,408. The Company's successful financial operations and movement into an operating basis are contingent on the development of the lode mining claims and the continuing ability of generating capital financing. The Company intends to finance operations for the next twelve months through the March 17, 1999 private placement discussed in Note 2, subsequent offerings and additional advances. The March 17, 1999 offering would generate approximately $300,000.

     Earnings Per Share
     ------------------

     As of March 31, 1999, there were no warrants or stock options granted that would affect the earnings per share calculation. The Company had notes payable that could be converted into 500,000 shares of common stock. The conversion of the notes would have an anti-dilutive effect, therefore, the Company has presented only the basic earnings per share calculation. The basic earnings per share calculation has been adjusted for the one for two reverse stock split occurring in 1995.

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 2: STOCKHOLDERS' EQUITY

     Common Stock
     ------------

     During 1987 and 1989, the Company issued 10,000,000 shares of common stock to then officers and directors in exchange for services performed. Amounts representing the services were expensed in the years performed.

     Effective May 1, 1995, the Company adopted a reverse split of the outstanding shares of common stock. Authorized shares and par value remained unchanged.

     On May 8, 1995, the Company sold 100,000 shares of common stock for $102,000.

     On March 28, 1996, the Company acquired 100 percent of the issued and outstanding shares of Century Manufacturing, Inc., in exchange for the Company issuing 1,000,000 shares of common stock. The Company's shares were valued at par, or $10, and the Company gave up an additional $100,000 in cash in the transaction. The Company later transferred this ownership interest in Century with a related party in partial repayment of advances from the related party.

     On March 12, 1997, the Company issued 200,000 shares of common stock valued at $50,000 as partial repayment of an advance.

     On March 12, 1997 the, the Company issued 2,255,000 shares of common stock for $705,000 pursuant to a private placement offering.

     On March 26, 1998, the Company issued $6,000,000 shares of common stock for $900,000 pursuant to a private placement offering.

     In March 1998 the Company entered into an agreement to issue 15,000,000 restricted shares of common stock in exchange for the rights to 173 unpatented lode-mining claims located in Camas County, Idaho. The agreement was between Vega-Atlantic Corporation and Geneva Resources, Inc. ("Geneva") This agreement was subsequently rescinded and a subsequent joint venture agreement between the same two parties was signed in March of 1999 (Note
     3). The second agreement required the issuance of 500,000 common shares to Geneva.

     In January of 1999, the Company settled a $5,841 accounts payable balance with the issuance of 30,000 shares of common stock.

     Pursuant to a private placement memorandum dated March 17, 1999, the Company offered 3,000,000 shares of common stock at $.20 per share. This offering will be used for continued financing of the exploration, development and expansion programs currently being conducted on the Company's mining claims, for management consulting fees and to provide working capital. On March 31, 1999, the Company received payment for and issued 1,500,000 shares of the offering. As of the date of issuance of these statements, the remaining shares had not been subscribed.

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 2: STOCKHOLDERS' EQUITY (Continued)

     On March 18, 1999, the Company also entered into a Technology Sub-License Agreement with Geneva and AuRIC Metallurgical Laboratories, Inc. ("AuRIC") (Note 4). This agreement required the issuance of 1,000,000 common shares to AuRIC and a $100,000 convertible note payable to Geneva. The shares issued to AuRIC were valued at the trading value as of the date of issuance, or $140,000.

     On March 28, 1999, the Company entered into a Joint Venture Agreement with Geneva (Note 3). This agreement required the issuance of 500,000 common shares to Geneva.

     Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

NOTE 3: INVESTMENT IN PROFIT SHARING INTEREST

     On March 28,1999, Geneva Resources, Inc. entered into a profit sharing agreement with the Company. Under terms of the agreement, Geneva received 500,000 restricted shares of common stock in the Company in exchange for the sale of a future profit sharing interest. The Company will be responsible to provide all funding and will be the operating partner. The Company will initially retain 80% of the profits resulting from the agreement. After the Company is repaid all of its invested capital, the profit distribution will be 51% to the Company and 49% to Geneva Resources, Inc. There are 213 unpatented lode-mining claims that form the subject of this arrangement known as the Vega Claims. As of March 31, 1999 there were no jointly controlled assets pursuant to the agreement.

     The Company now owns a profit sharing interest in 213 unpatented lode-mining claims. As the 500,000 shares of common stock cannot be marketed for a period of twelve months from the date of issuance, the Company has valued the profit sharing interest at the trading value as of the date of issuance, $75,000. This profit sharing interest has been included as a research and development expense for the year ended March 31, 1999.

     As the lode mining claims are developed, the equity method of accounting will be utilized to account for the joint venture agreement with Geneva. The Company will have majority accounting control over the development of the claims. As of March 31, 1999, no profit had been generated by the development of the claims.

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 4: TECHNOLOGY SUBLICENSE AGREEMENT


     In March of 1999, the Company entered into a definitive sub-license agreement with Geneva Resources, Inc. ("Geneva"), to utilize assay and metallurgical technology, know-how, and rights to technological processes developed for the Blackhawk mineralization by AuRIC Metallurgical Laboratories, Inc. ("AuRIC"). This sub-license is for non-exclusive use in the Company's Vega Claim area in the State of Idaho for a period not less than 40 years. Pursuant to this agreement, the Company issued a $100,000 convertible promissory note to Geneva Resources, Inc. and the Company also issued 1,000,000 restricted common shares to AuRIC. The promissory note bears interest at 8% per annum and is convertible into 500,000 common shares at the sole option of the payee at any time after October 15, 1999. Pursuant to the same agreement the Company also issued non-convertible promissory notes to both Geneva and AuRIC in the amount of $250,000 to each company. These are 3% interest bearing notes and are payable upon the transfer of the technology. As these notes bear interest below market value, the Company has used an imputed interest rate of 10%. The imputed value of these notes at issuance was $234,091 to each company.

     As of March 31, 1999 the promissory notes and common stock have been issued to the various parties, however, the related technology has not been transferred. These promissory notes become due and payable upon the transfer of the technology. Transfer of the technology will occur after completion of pilot scale testing. The technology is scheduled for transfer during 1999. The Company has expensed the amounts paid pursuant to the agreement as research and development expense

NOTE 5: ADVANCES AND NOTES PAYABLE

     Advances and Notes Payable are comprised of the following:

     Advances
     --------

                                                      1999         1998
                                                    --------     --------
       Investor Communications Int'l, Inc.          $ 10,400     $  8,100
       Tri-Star Financial Services, Inc.             140,918       36,918
       Amero-can Marketing, Inc.                      32,710       24,210
       Newport Capital Corporation                    13,464       13,464
                                                    --------     --------
       Total Advances                               $197,492     $ 82,692
                                                    ========     ========


     All advances are payable on demand and bear 10% simple interest. There is $31,298 of accrued interest on the advances as of March 31, 1999.

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 5: ADVANCES AND NOTES PAYABLE (Continued)

     Notes Payable
     -------------

     To Geneva Resources, Inc., bearing interest at 8% per
     annum. The note is convertible into 500,000 shares of
     common stock at the sole option of the holder at any
     time after October 15, 1999. The note is payable on
     demand.                                                    $    100,000
     To AuRIC Metallurgical Laboratories, LLC, bearing
     interest at 3% per annum, simple interest on the
     average monthly balance outstanding. The note is dated
     March 18, 1999 and has no stated maturity date.            $    250,000
     Discount on AuRic note payable to imput interest at 10%         (15,277)
     To Geneva Resources, Inc., bearing interest at 3% per
     annum, simple interest on the average monthly balance
     outstanding. The note is dated March 18, 1999 and has
     no stated maturity date.                                        250,000
     Discount on Geneva note payable to imput interest at
     10%                                                             (15,277)
                                                                ------------
     Total Notes Payable                                        $    569,446
                                                                ============


     Accrued interest on the notes payable as of March 31, 1999 amounted to $542. The Company has also recognized an additional $1,264 of imputed interest on the notes as of March 31, 1999.

NOTE 6: INCOME TAXES

     The Company has incurred financial losses for each year since inception. At March 31, 1998 and 1999, the Company had accumulated losses of $1,950,549 and $2,954,050, respectively. As a result of these operating loss carry forwards, the Company generated deferred tax assets of approximately $663,119 and $995,586, respectively, which expire between the years 1998 and 2008. The Company had $8,791 of previously incurred losses that could not be carried over to 1999. Deferred tax assets resulting from these carryforwards were as follows:

                                                     1998         1999
                                                     ----         ----
          Deferred tax assets                     $ 663,119    $ 995,586
          Less:  Valuation allowance               (663,119)    (995,586)
                                                  ---------    ---------
                                                  $     -0-    $     -0-
                                                  =========    =========


NOTE 7: RELATED PARTY TRANSACTIONS

     The Company and its subsidiary have had various transactions with related parties which have been recorded in the financial statements. These transactions have resulted primarily in notes or advances payable to the various related parties.

                            VEGA-ATLANTIC CORPORATION
                          Notes to Financial Statements
                             March 31, 1999 and 1998

--------------------------------------------------------------------------------


NOTE 8: MANAGEMENT SERVICES AGREEMENT

     The Company has entered into a management services agreement with Investor Communications International, Inc. ("Investor Communications") to provide management of the day-to-day operations of the Company. The management services agreement requires an average monthly payment of $75,000 for services rendered. This contract runs from April 1, 1999 through September 30, 2000.

     The sole director and officer of the Company is a part of the management team provided by Investor Communications.

                            VEGA-ATLANTIC CORPORATION
                         (An Exploration Stage Company)

                              FINANCIAL STATEMENTS
                                   (Unaudited)

                               September 30, 1999

                                TABLE OF CONTENTS
                                -----------------


                                                                       Page
                                                                       ----

Table of Contents                                                       F-15

Balance Sheet                                                           F-16

Statements of Operations                                                F-17

Statements of Cash Flows                                                F-18

Notes to Financial Statements                                        F-19-F-24


                            VEGA-ATLANTIC CORPORATION
                         (An Exploration Stage Company)
                                  Balance Sheet


                                                                     September 30,
                                                                         1999
                                                                      -----------
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                           $       665

OTHER
  Deposits                                                                    125
                                                                      -----------

      Total Assets                                                    $       790
                                                                      ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
CURRENT LIABILITIES
  Accounts payable - trade                                            $    11,039
  Advances from related parties                                           647,627
  Notes payable - Technology sublicense                                   586,946
  Directors fees payable                                                   43,267
  Accrued interest payable                                                 67,070
                                                                      -----------

      Total Current Liabilities                                         1,355,949
                                                                      -----------

STOCKHOLDERS' EQUITY
  Preferred stock, no par value;
     20,000,000 shares authorized at September 30, 1999
     0 shares issued and outstanding at September 30, 1999                   --
  Common stock $.00001 par value;
     500,000,000 shares authorized at September 30, 1999;
     17,585,000 shares issued and outstanding at September 30, 1999           176
  Paid - in capital                                                     2,306,826
  Accumulated deficit through exploration stage                        (3,662,161)
                                                                      -----------

      Total Stockholders' Equity                                       (1,355,159)
                                                                      -----------

      Total Liabilities and Stockholders' Equity                      $       790
                                                                      ===========



    The accompanying notes are an integral part of the financial statements.

                                       F-16

                                                     VEGA-ATLANTIC CORPORATION
                                                  (An Exploration Stage Company)
                                                     Statements of Operations

                                                                                                                        Inception
                                                                                                                       (January 28,
                                                             For the 3 Months                For the 6 Months            1987) to
                                                              Ended Sept. 30,                 Ended Sept. 30,          September 30,
                                                           1999            1998            1999            1998            1999
                                                       ------------    ------------    ------------    ------------    ------------
REVENUES
  Sales                                                $       --      $       --      $       --      $       --      $       --
                                                       ------------    ------------    ------------    ------------    ------------

      Total Revenues                                           --              --              --              --              --

COST OF SALES                                                  --              --              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------

      Gross Profit                                             --              --              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------

OPERATING EXPENSES
  Research and development                                     --              --              --              --           783,182
  Claims maintenance fees                                    21,300          21,300          21,300          50,704          72,004
  Claims exploration services                                 1,360            --             1,360            --             1,360
  Claims staking and mangement                                1,935            --             1,935           8,698          38,443
  Overhead and administration                               169,485          75,000         412,035         150,000       1,887,117
  Legal and accounting                                            2             141           3,567          10,649          68,772
  Transfer agent fees                                            75             605             295           7,472          12,865
  Director's fees                                             1,500           1,500           3,000           3,000          31,500
  Other administrative costs                                    202           3,007           1,890           6,266          34,486
  Consultants                                                  --              --              --              --            81,076
  Printing and stationary                                      --              --              --             4,008          45,886
                                                       ------------    ------------    ------------    ------------    ------------

      Total Operating Expenses                              195,859         101,553         445,382         240,797       3,056,691
                                                       ------------    ------------    ------------    ------------    ------------

Loss from Continued Operations                             (195,859)       (101,553)       (445,382)       (240,797)     (3,056,691)
                                                       ------------    ------------    ------------    ------------    ------------

Discontinued Operations:
   Loss from discontinued operations of subsidiary
      Century Manufacturing, Inc.                              --              --              --              --          (100,010)

   Loss from Loan Advances to subsidiary, Century
      Manufacturing, Inc. written off                          --              --              --              --          (590,773)

   Gain on Disposal of subsidiary Century
      Manufacturing, Inc.                                      --              --              --              --           171,144
                                                       ------------    ------------    ------------    ------------    ------------

Net Loss from Discontinued Operations                          --              --              --              --          (519,639)
                                                       ------------    ------------    ------------    ------------    ------------

Net Loss from Operations                                   (195,859)       (101,553)       (445,382)       (240,797)     (3,576,330)
                                                       ------------    ------------    ------------    ------------    ------------

OTHER INCOME (EXPENSE)
  Interest Income                                              --              --              --              --                 2
  Interest Expense                                          (29,175)         (7,609)        (52,729)        (12,393)        (85,833)
                                                       ------------    ------------    ------------    ------------    ------------

    Total Other Income (Expense)                            (29,175)         (7,609)        (52,729)        (12,393)        (85,831)
                                                       ------------    ------------    ------------    ------------    ------------

NET (LOSS)                                             $   (225,034)   $   (109,162)   $   (498,111)   $   (253,190)   $ (3,662,161)
                                                       ============    ============    ============    ============    ============


Earnings (Loss) Per Share - Basic                      $     (0.013)   $     (0.007)   $     (0.028)   $     (0.017)   $     (0.622)
                                                       ============    ============    ============    ============    ============


Weighted Average Number of
 Common Shares Outstanding                               17,585,000      14,555,000      17,585,000      14,555,000       5,889,063
                                                       ============    ============    ============    ============    ============


                            The accompanying notes are an integral part of the financial statements

                                                                F-17

                                                    VEGA-ATLANTIC CORPORATION
                                                 (An Exploration Stage Company)
                                                    Statements of Cash Flows
                                       Increase (Decrease) in Cash and Cash Equivalents

                                                                                                                        Inception
                                                                                                                       (January 28,
                                                                  For the 3 Months              For the 6 Months         1987) to
                                                                   Ended Sept. 30,               Ended Sept. 30,         June 30,
                                                                 1999          1998            1999           1998         1999
                                                            -----------    -----------    -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                                $  (225,034)   $  (109,162)   $  (498,111)   $  (253,190)   $(3,662,161)
  Adjustments to reconcile net (loss) to cash
  Non-cash research and development expenses                       --             --             --             --          783,182
  Non-cash interest recognized through discount adjustment        8,750           --           17,500           --           18,764
  Non-cash stock issued in settlement of payables and for
         services                                                  --             --             --             --           84,992
    Changes in Assets and Liabilities
        Deposits                                                   --             --             --             --             (125)
        Accounts payable                                        (10,102)          --           (7,368)       (25,203)        11,039
        Directors fees payable                                    1,500          1,500          3,000          3,000         43,267
        Accrued interest payable                                 20,426          7,608         35,230         12,392         67,070
                                                            -----------    -----------    -----------    -----------    -----------

      Net Cash Flows Used for Operating Activities             (204,460)      (100,054)      (449,749)      (263,001)    (2,653,972)
                                                            -----------    -----------    -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Advances from affiliates - net                                204,085         99,000        450,135        262,500        647,627
  Purchase of subsidiary                                           --             --             --             --         (100,000)
  Sale of stock, net of offering costs                             --             --             --             --        2,107,010
                                                            -----------    -----------    -----------    -----------    -----------

      Net Cash Flows Provided by Financing Activities           204,085         99,000        450,135        262,500      2,654,637
                                                            -----------    -----------    -----------    -----------    -----------

Net increase in cash                                               (375)        (1,054)           386           (501)           665

Cash and cash equivalents -  Beginning of period                  1,040          1,712            279          1,159           --
                                                            -----------    -----------    -----------    -----------    -----------

Cash and cash equivalents - End of period                   $       665    $       658    $       665    $       658    $       665
                                                            ===========    ===========    ===========    ===========    ===========


NON-CASH ACTIVITIES
  During 1987, 1,500,000 shares of common stock were issued for services performed.
  During 1989, 8,500,000 shares of common stock were issued for services performed.
  During 1995, accounts payable of $27,301 to a shareholder were forgiven as part of a stock sale.
  During 1995, 10,000 shares of common stock were transferred from a shareholder to a consultant for services performed.
  During 1996, Century Manufacturing, Inc. was purchased for $100,000 through an advance from Century.
  During 1997, a $50,000 advance from an affiliate was repaid through issuance of stock.
  During 1997, Century Manufacturing, Inc. was sold to related parties in exchange for reductions in advances from those parties.
  During the 1999 fiscal year, the Company issued 15,000,000 common shares in exchange for mining claims.
  During the 1999 fiscal year, the Company entered into $600,000 of loan agreements in exchange for a technology sub-license.
  During the 1999 fiscal year, the Company issued 1,000,000 shares of common stock pursuant to a technology sub-license agreement
  The Company has accrued interest expense of $67,070 on advances and notes, has recognized an additional $18,764 of interest through discount adjustments and has paid interest of $0.


                            The accompanying notes are an integral part of the financial statements.

                                                               F-18

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                               September 30, 1999
--------------------------------------------------------------------------------


NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Vega-Atlantic Corporation (the Company) was incorporated on January 28, 1987 under the laws of the State of Colorado. The Company is an exploration stage company.

     During 1999, the Company exchanged 500,000 restricted common shares for a profit sharing interest in 213 unpatented lode-mining claims located in the State of Idaho (Note 2). The exploration and development of these claims now represents the basis of the Company's operations.

     Basis of Accounting
     -------------------

     The Company utilizes the accrual basis of accounting. Financial statements have been prepared using generally accepted accounting principles.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Research, Development and Exploration Costs
     -------------------------------------------

     Research, development and exploration costs are expensed as incurred.

     Cash Equivalents
     ----------------

     For purposes of the Statement of Cash Flows, cash equivalents are defined as investments with original maturities of three months or less.

     Valuation of Stock Issued for Third Party Services
     --------------------------------------------------

     The Company values stock issued for services at the fair value of the services provided, if known, or at the fair value of the equity instruments issued.

     Going Concern and Continued Operations
     --------------------------------------

     As of September 30, 1999, there is substantial doubt regarding the Company's ability to continue as a going concern as the Company has not generated any revenues from operations, has a working capital deficit of $1,355,284, and has a stockholders' deficit of $1,355,159. The Company's successful financial operations and movement into an operating basis are contingent on the development of the lode mining claims and the continuing ability of generating capital financing. The Company intends to finance operations for the next twelve months through additional common stock offerings and advances.

     Earnings Per Share
     ------------------

     As of September 30, 1999, there were no warrants or stock options granted that would affect the earnings per share calculation. The Company had notes payable that could be converted into 500,000 shares of common stock. The conversion of the notes would have an anti-dilutive effect, therefore, the Company has presented only the basic earnings per share calculation. The basic earnings per share calculation has been adjusted for the one for two reverse stock split occurring in 1995.

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                               September 30, 1999
--------------------------------------------------------------------------------


NOTE 2:   STOCKHOLDERS' EQUITY

     Common Stock
     ------------

     During 1987 and 1989, the Company issued 10,000,000 shares of common stock to then officers and directors in exchange for services performed. Amounts representing the services were expensed in the years performed.

     Effective May 1, 1995, the Company adopted a reverse split of the outstanding shares of common stock. Authorized shares and par value remained unchanged.

     On May 8, 1995, the Company sold 100,000 shares of common stock for $102,000.

     On March 28, 1996, the Company acquired 100 percent of the issued and outstanding shares of Century Manufacturing, Inc., in exchange for the Company issuing 1,000,000 shares of common stock. The Company's shares were valued at par, or $10, and the Company gave up an additional $100,000 in cash in the transaction. The Company later transferred this ownership interest in Century with a related party in partial repayment of advances from the related party.

     On March 12, 1997, the Company issued 200,000 shares of common stock as partial repayment of an advance.

     On March 12, 1997, the Company issued 2,255,000 shares of common stock for $705,000 pursuant to a private placement offering.

     On March 26,1998, the Company issued $6,000,000 shares of common stock for $900,000 pursuant to a private placement offering.

     In March 1998 the Company entered into an agreement to issue 15,000,000 restricted shares of common stock in exchange for the rights to 173 unpatented lode-mining claims located in Camas County, Idaho. The agreement was between Vega-Atlantic Corporation and Geneva Resources, Inc. ("Geneva"). This agreement was subsequently rescinded and a subsequent joint venture agreement between the same two parties was signed March 28,1999 (Note 3). The second agreement required the issuance of 500,000 common shares to Geneva.

     In January of 1999, the Company settled a $5,841 accounts payable balance with the issuance of 30,000 shares of common stock.

     Pursuant to a private placement memorandum dated March 17, 1999, the Company offered 3,000,000 shares of common stock at $.20 per share. This offering was used for continued financing of the exploration, development and expansion programs currently being conducted on the Company's mining claims, for management consulting fees and to provide working capital. As of March 31, 1999, the Company had received payment for 1,500,000 shares of the offering. No further shares were subscribed as part of the offering.

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                               September 30, 1999
--------------------------------------------------------------------------------


NOTE 2:   STOCKHOLDERS' EQUITY (Continued)

     On March 18,1999, the Company also entered into a Technology Sub-License Agreement with Geneva and AuRIC Metallurgical Laboratories, Inc. ("AuRIC") (Note 4). This agreement required the issuance of 1,000,000 common shares to AuRIC and a $100,000 convertible note payable to Geneva. The shares were valued at the trading value as of the date of issuance, or $140,000.

     On March 28, 1999, the Company entered into a Joint Venture Agreement with Geneva (Note 3). This agreement required the issuance of 500,000 common shares to Geneva.

     Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

NOTE 3:   INVESTMENT IN PROFIT SHARING INTEREST

     On March 28,1999, Geneva Resources, Inc. entered into a profit sharing agreement with the Company. Under terms of the agreement, Geneva received 500,000 restricted shares of common stock in the Company in exchange for the sale of a future profit sharing interest. The Company will be responsible to provide all funding and will be the operating partner. The Company will initially retain 80% of the profits resulting from the agreement. After the Company is repaid all of its invested capital, the profit distribution will be 51% to the Company and 49% to Geneva Resources, Inc. There are 213 unpatented lode-mining claims that form the subject of this arrangement known as the Vega Claims. As of March 31, 1999 there were no jointly controlled assets pursuant to the agreement.

     The Company now owns a profit sharing interest in 213 unpatented lode-mining claims. As the 500,000 shares of common stock cannot be marketed for a period of twelve months from the date of issuance, the Company has valued the profit sharing interest at the trading value as of the date of issuance, $75,000. The profit sharing interest was recorded as a research and development expense for the year ended March 31, 1999.

     As the lode mining claims are developed, the equity method of accounting will be utilized to account for the joint venture agreement with Geneva. The Company will have majority accounting control over the development of the claims. As of September 30, 1999, no profit had been generated by the development of the claims.


NOTE 4:   TECHNOLOGY SUBLICENSE AGREEMENT

     In March of 1999, the Company entered into a definitive sub-license agreement with Geneva Resources, Inc. ("Geneva"), to utilize assay and metallurgical technology, know-how, and rights to technological processes developed for the Blackhawk mineralization by AuRIC Metallurgical Laboratories, Inc. ("AuRIC"). This sub-license is for non-exclusive use in the Company's Vega Claim area in the State of Idaho for a period not less than 40 years. Pursuant to this agreement,

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                               September 30, 1999
--------------------------------------------------------------------------------


     the Company issued a $100,000 convertible promissory note to Geneva Resources, Inc. and the Company also issued 1,000,000 restricted common shares to AuRIC. The promissory note bears interest at 8% per annum and is convertible into 500,0000 common shares at the sole option of the holder at any time after October 15, 1999. Pursuant to the same agreement the Company also issued non-convertible promissory notes to both Geneva and AuRIC in the amount of $250,000 to each company. These are 3% interest bearing notes and are payable upon the transfer of the technology. As these notes bear interest below market value, the Company has used an imputed interest rate of 10%. The imputed value of these notes at issuance was $234,091 to each company.


     As of September 30, 1999 the promissory notes and common stock have been issued to the various parties, however, the related technology has not been transferred. These promissory notes become due and payable upon the transfer of the technology. Transfer of the technology will occur after completion of pilot scale testing. The technology is scheduled for transfer during 1999. The Company has expensed the amounts paid pursuant to the agreement as research and development expense.


NOTE 5:   ADVANCES AND NOTES PAYABLE

     Advances and Notes Payable are comprised of the following:

          Advances
          --------
                                                               1999
                                                               ----
           Investor Communications Int'l, Inc.               $436,535
           Tri-Star Financial Services, Inc.                  143,918
           Amero-can Marketing, Inc.                           53,710
           Newport Capital Corporation                         13,464
                                                             --------
           Total Advances                                    $647,627
                                                             ========


     All advances are payable on demand and bear 10% simple interest. There is $54,732 of accrued interest on the advances as of September 30,1999.

     Notes Payable
     -------------

            To Geneva Resources, Inc. bearing interest at 8% per
            annum. The note is convertible into 500,000 shares of
            common tock at the sole option of the holder at any
            time after October 15, 1999. The note is payable on
            demand.                                                $   100,000

            To AuRIC Metallurgical Laboratories, LLC, bearing
            interest at 3% per annum, simple interest on the
            average monthly balance outstanding. The note is dated
            March 18, 1999 and has no stated maturity date.            250,000

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                               September 30, 1999
--------------------------------------------------------------------------------


NOTE 5:   ADVANCES AND NOTES PAYABLE (Continued)

            Discount on AuRIC note payable to impute interest at 10%    (6,527)

            To Geneva Resources, Inc., bearing interest at 3% per
            annum, simple interest on the average monthly balance
            outstanding. The note is dated March 18, 1999 and has
            no stated maturity date.                                   250,000

            Discount on Geneva note payable to impute interest at
            10%                                                         (6,527)
                                                                   -----------
            Total Notes Payable                                    $   586,946
                                                                   ===========


          Accrued interest on the notes payable as of September 30, 1999 amounted to $12,338. The Company has also recognized an additional $18,764 of imputed interest on the notes as of September 30, 1999.


NOTE 6:   INCOME TAXES

     The Company has incurred financial losses for each year since inception. At March 31, 1998 and 1999, the Company had accumulated losses of $1,950,349 and $2,954,050, respectively. As a result of these operating loss carry forwards, the Company generated deferred tax assets of approximately $663,119 and $995,586, respectively, which expire between the years 1998 and 2008. The Company had $8,791 of previously incurred losses that could not be carried over to 1999. Deferred tax assets resulting from these carryforwards were as follows:

                                                          1998         1999
                                                          ----         ----
           Deferred tax assets                         $ 663,119    $ 995,586
           Less:  Valuation allowance                   (663,119)    (995,586)
                                                       ---------    ---------
                                                       $     -0-    $     -0-
                                                       =========    =========


NOTE 7:   RELATED PARTY TRANSACTIONS

     The Company and its subsidiary have had various transactions with related parties, which have been recorded in the financial statements. These transactions have resulted primarily in notes or advances payable to the various related parties.


NOTE 8:   MANAGEMENT SERVICES AGREEMENT

     The Company has entered into a management services agreement with Investor Communications International, Inc. ("Investor Communications") to provide management of the day-to-day operations of the Company. The management services agreement requires an average monthly payment of $75,000 for services rendered. This contract runs from April 1, 1999 through September 30, 2000.

     The sole director and officer of the Company is a part of the management team provided by Investor Communications.

                            VEGA-ATLANTIC CORPORATION
                     Notes to Unaudited Financial Statements
                               September 30, 1999
--------------------------------------------------------------------------------


NOTE 9:   SUBSEQUENT EVENTS

     On November 11, 1999, the Company entered into a letter of intent with Golden Cycle De Panama Inc., a corporation organized under the laws of the Republic of Panama ("Golden Cycle") regarding acquisition of one hundred percent (100%) of the issued and outstanding shares of common stock of Golden Cycle. Under the terms of the proposed agreement, the Company would pay to $100,000 and issue 200,000 shares of its restricted common stock to Golden Cycle. Golden Cycle owns a gold concession consisting of approximately 11.58 square miles in the northern province of Veraguas, Conception River Area, in the Republic of Panama. Management believes that the concession contains both hard rock and alluvial gold prospects. Upon consummation of a definitive agreement, management intends to conduct detailed historic research in conjunction with geological and engineering research to initiate an exploration program on placer and hard rock gold occurrences.

     On January 12, 2000, the Company entered into a letter of intent with Golden Thunder Resources Ltd. ("Golden Thunder") to purchase from Golden Thunder approximately eighty percent (80%) of the issued and outstanding shares of common stock of Tun Resources Inc., a Canadian corporation ("Tun Resources"), with an option to purchase the remaining twenty percent (20%) of the issued and outstanding shares of Tun Resources. Under the terms of the proposed agreement, the Company would pay $1,180,000 and issue 1,600,000 shares of its restricted common stock to Golden Thunder. Tun Resources is the major stakeholder in two gold exploration and development joint ventures in the Yunnan Province of China. Tun Resources owns an approximate eighty-two percent (82%) joint venture interest in the Yuntong Project, which consists of a gold concession comprising approximately 30 square kilometers. Tun Resources also owns an approximate eighty percent (80%) joint venture interest in the Lutong Project, which consists of a gold concession comprising approximately 100 square kilometers in the same province.